File Pursuant to Rule 424(b)(5)
Registration No. 333-112250

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 21, 2004)

Bolivarian Republic of Venezuela
U.S. $1,500,000,000
8.5% Global Bonds due 2014

     Interest on the 8.5% U.S. Dollar-Denominated Global Bonds due 2014 (the “Global Bonds”) is payable semi-annually in arrears on April 8 and October 8 of each year, commencing April 8, 2005. The Global Bonds will be direct, unconditional and general obligations of the Republic of Venezuela (the “Republic” or “Venezuela”) and will rank equally, without any preference among themselves, with all other unsecured and unsubordinated indebtedness of the Republic. The Global Bonds will not be redeemable prior to maturity. All payments of principal and interest on the Global Bonds will be made in U.S. dollars without deduction for taxes imposed by the Republic, subject to exceptions described under the heading “Description of the Debt Securities—Additional Amounts” in the accompanying prospectus.

     Approximately U.S.$710,000,000 in aggregate principal amount of Global Bonds are expected to be issued pursuant to the invitation by the Republic to holders of its Front-Loaded Interest Reduction Bonds Due 2007, USD Series A and B; Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling; Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc; Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark; Debt Conversion Bonds Due 2007, USD Series DL; Debt Conversion Bonds Due 2008, USD Series IL; Debt Conversion Bonds Due 2007, Deutsche Mark; and Debt Conversion Bonds Due 2007, Pounds Sterling (collectively, the “Old Bonds”) to submit offers to exchange Old Bonds for Global Bonds on the terms and subject to the conditions set forth in the Prospectus Supplement dated September 22, 2004, the accompanying prospectus and the related letter of transmittal (which together constitute the “Invitation”). In addition, up to approximately U.S.$790,000,000 in aggregate principal amount of Global Bonds are offered hereby for cash (such offering, the “Cash Offering” and, together with the Invitation, the “Global Bond Offering”).

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

     The issue price per U.S.$1,000 principal amount of Global Bonds offered pursuant to the Cash Offering (the “Global Bond New Issue Price”) is U.S.$950.56, plus accrued interest (if any) from October 8, 2004 (the “Settlement Date”).

     Application has been made to list the Global Bonds on the Luxembourg Stock Exchange. Any services in connection with the Global Bond Offering may be performed in Luxembourg, at the offices of the Luxembourg exchange agent, where all information and documentation in connection with the Invitation will be available free of charge.

     Global Bonds acquired by Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Dealer Managers”) pursuant to the Invitation may be sold by them at prices that may vary from time to time. Global Bonds offered hereby pursuant to the Cash Offering are offered severally by the underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Global Bonds will be ready for delivery in book-entry form only through the facilities of the Depository Trust Company on or about October 8, 2004.

Barclays Capital	Merrill Lynch & Co.

The date of this prospectus supplement is September 29, 2004.

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INTRODUCTION

     When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Bolivarian Republic of Venezuela (the “Republic”) has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.

     The Republic is furnishing this prospectus supplement and the accompanying prospectus solely for use by current holders of Old Bonds and prospective acquirors of Global Bonds in the context of the Global Bond Offering. The Republic confirms that:

•	the information contained in this prospectus supplement and the prospectus is true and correct in all material respects and is not misleading,

•	it honestly holds the opinions and intentions expressed in this prospectus supplement and the prospectus,

•	to the best of its knowledge and belief, it has not omitted other facts, the omission of which makes this prospectus supplement and the prospectus as a whole misleading, and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the prospectus.

     The Global Bonds are debt securities of the Republic, which are being offered under the Republic’s registration statement no. 333-112250 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The accompanying prospectus is part of the Registration Statement. The prospectus provides you with a general description of the securities that the Republic may offer, and this prospectus supplement contains specific information about the terms of the Global Bond Offering and the Global Bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the prospectus. Consequently, you should read this prospectus supplement together with the prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The documents incorporated by reference consist of the Republic’s Annual Report for 2003 on Form 18-K, and any amendments to the Annual Report. You can inspect those documents at the office of the SEC.

     Until November 8, 2004, all dealers effecting transactions in the Global Bonds in the United States, whether or not participating in this distribution, may be required to deliver a copy of this prospectus supplement and the accompanying prospectus. This is in addition to the obligation of these dealers to deliver a prospectus in connection with this distribution with respect to their unsold allotments or subscriptions.

CERTAIN LEGAL RESTRICTIONS

     The distribution of materials relating to the Global Bond Offering, and the transactions contemplated by the Global Bond Offering, may be restricted by law in certain jurisdictions. If materials relating to the Global Bond Offering come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions. If a jurisdiction requires that the Global Bond Offering be made by a licensed broker or dealer and either of the Dealer Managers or any affiliate of either of the Dealer Managers is a licensed broker or dealer in that jurisdiction, the Global Bond Offering shall be deemed to be made by the Dealer Managers or such affiliate on behalf of the Republic in that jurisdiction. For more information, see “Jurisdictional Restrictions” in this prospectus supplement.

      This prospectus supplement and the accompanying prospectus may have been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Republic, the Dealer Managers, or any person who controls the Dealer Managers, or any of their respective directors, officers, employees or agents accepts any liability or responsibility whatsoever in respect of any difference between the prospectus supplement and the prospectus distributed to you in electronic format and the prospectus supplement and the prospectus in their original form.

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SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement. It is not complete and may not contain all the information that you should consider before investing in the Global Bonds. You should read this entire prospectus supplement and the accompanying prospectus carefully.

The Global Bonds

Issuer	The Bolivarian Republic of Venezuela.

Securities Offered	8.5% U.S. Dollar-Denominated Global Bonds due 2014.

Aggregate Principal Amount	U.S.$1,500,000,000. As described under “—Further Issues” below, the Republic may create and issue additional Global Bonds in the future.

Maturity	The Global Bonds will mature on October 8, 2014.

Interest	The Global Bonds will bear interest at a fixed rate per annum of 8.5% from October 8, 2004. The Republic will pay interest semi-annually in arrears on April 8 and October 8 of each year, commencing on April 8, 2005.

Purpose	The Global Bond Offering is part of a broader program of the Republic to manage its external liabilities. In addition, the issuance of the Global Bonds is intended to provide a liquid, sovereign risk benchmark for the Republic. The proceeds from the Cash Offering are expected to be used for general purposes, including the refinancing of the Republic’s domestic and external indebtedness.

Redemption	The Republic may not redeem the Global Bonds prior to maturity.

Ranking	The Global Bonds will be direct, unconditional and general obligations of the Republic and will rank equally, without any preference among themselves, with all other unsecured and unsubordinated indebtedness of the Republic.

Default	The Global Bonds will contain events of default, the occurrence of which may result in acceleration of the Republic’s obligations under the Global Bonds prior to maturity, including, without limitation, the Republic’s obligation to pay the outstanding principal amount (that is, the face amount) of the Global Bonds. See “Debt Securities—Default; Acceleration of Maturity” in the accompanying prospectus.

Collective Action Clauses	The Global Bonds will be designated Collective Action Securities-Type B and, as such, will contain certain provisions that allow the Republic to amend the payment provisions and certain other terms of the Global Bonds with the consent of the holders of 75% of the aggregate principal amount outstanding of the Global Bonds. Such collective action clauses are not contained in a substantial portion of the Republic’s outstanding public external indebtedness, including the Old Bonds.

Taxation	For a discussion of the Venezuelan and United States tax consequences associated with the Global Bonds, see “Taxation of the Global Bonds—Venezuelan Taxation” and “—United States Federal Income and Estate Taxation” in this prospectus supplement and “Debt Securities—Payment of Additional Amounts” in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the Global Bonds.

Further Issues	The Republic may from time to time, without the consent of holders of the Global Bonds, create and issue additional Global Bonds, having terms and conditions the same as those of the Global Bonds, or the same except for the amount of the first payment of interest and the issue price, which may be consolidated and form a single series with the Global Bonds; provided that such additional Global Bonds do not have, for purposes of U.S. Federal income taxation (regardless of whether any holders of such Global Bonds are subject to U.S. federal tax law), a greater amount of original issue discount than the Global Bonds have as of the date of issue of such additional Global Bonds.

Governing Law	The Global Bonds will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Global Bonds, which will be governed by the laws of the Bolivarian Republic of Venezuela.

Form and Settlement	The Republic will issue the Global Bonds in the form of one or more fully registered global securities registered in the name of a nominee of The Depository Trust Company (“DTC”), and deposit the global securities with a custodian for DTC. You may hold a beneficial interest in the global securities through DTC directly as a participant or indirectly through financial institutions that are participants including the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”).

You will be required to make initial settlement for Global Bonds, if any, issued pursuant to the Cash Offering in immediately available funds.

As an owner of a beneficial interest in the global securities, you will generally not be entitled to have the Global Bonds registered in your name, will not be entitled to receive certificates in your name evidencing the Global Bonds and will not be considered the holder of any Global Bonds under the fiscal agency agreement for the Global Bonds.

Denominations	The Republic will issue the Global Bonds only in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Listing	Application has been made to list the Global Bonds on the Luxembourg Stock Exchange.

Markets	The Republic will offer Global Bonds in those jurisdictions where it is legal to make such offers. See “Certain Legal Restrictions”, “Dealer Managers, Underwriters And Exchange Agent; Plan Of Distribution” and “Jurisdictional Restrictions.”

Clearing Reference Numbers	The clearing reference numbers for the Global Bonds are:

Common Code: 020241519

ISIN: US922646BM57

CUSIP: 922646BM5

INVESTMENT CONSIDERATIONS

Recent Political Developments

     Beginning in 2001, the Republic experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Although the political scene is deeply divided, the Chávez administration, through coalitions with other political parties, effectively controls a majority of the Asamblea Nacional, or the National Assembly, as well as most state governments, and has broad support among the poorer segments of Venezuelan society.

     Between December 2001 and February 2003, the opposition staged four nation-wide work stoppages to protest against the Chávez administration, the latest of which began on December 2, 2002 and ended on February 3, 2003. It is estimated that this work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion, decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports) and, at certain points, halted as much as 80% of the operations of the oil industry.

     The December 2002 work stoppage failed to achieve its primary objective of removing President Chávez from power. Since that date, pro-Government and opposition forces have taken steps towards resolving the political crisis through the electoral process. On November 8, 2002, César Gaviria, the Secretary General for the Organization of American States, referred to as the OAS, facilitated an agreement between the Government and the opposition to launch the Mesa de Negociación y Acuerdos, referred to as the Negotiation Table. The Negotiation Table was an institutional effort to facilitate the domestic political negotiation process by paving the way for a democratic and constitutional settlement of existing disputes regarding the opposition’s efforts to conduct a recall referendum on President Chávez’s term of office.

     The Government and the opposition signed an agreement on May 29, 2003, mediated by the OAS, which established the political principles for a constitutional, democratic, peaceful and electoral solution to the political instability facing the Republic. In August 2003, the opposition submitted the signatures that it had collected in February 2003. According to the opposition, 2.7 million signatures were submitted; however, in September 2003, the National Electoral Council determined that the signatures were invalid because (i) they were collected before August 19, 2003 and (ii) the forms in which the signatures were collected did not expressly request the recall referendum.

     The opposition orchestrated another signature drive to recall President Chávez that took place between November 28, 2003 and December 1, 2003. Except for certain minor isolated events, the signature collection process transpired without incident. In February 2004, the National Electoral Council announced that it would ask approximately 876,000 of the citizens who participated in that signature drive to confirm their signatures. The decision of the National Electoral Council to provisionally reject the 876,000 signatures was met with strong criticism by the opposition and the members of the National Electoral Council aligned with the opposition.

     In April 2004, the National Electoral Council officially announced that approximately 1.9 million signatures were valid, approximately 375,000 were invalid and approximately 1.2 million were subject to reaffirmation. As to the signatures subject to reaffirmation, National Electoral Council officials asked these individuals to return to 2,659 voting centers nationwide to confirm their signatures and thumbprints. The three-day drive, held between May 28, 2004 and May 30, 2004, gave citizens the opportunity to confirm or withdraw their signatures.

     On June 8, 2004, the National Electoral Council stated that the opposition had collected approximately 2.5 million signatures demanding the recall of President Chávez, which was sufficient to initiate the recall referendum. On August 15, 2004, Venezuelan citizens voted on the recall referendum and approximately 59% of the voters voted against recalling President Chávez. The Democratic Coordinating Committee has contested the results, alleging fraud, and has introduced a formal complaint to the National Electoral Council challenging the results of the referendum.

Exchange Control Regime

     The general work stoppage that began in December 2002 resulted in a significant decrease in the amount of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of the Republic’s international reserves and a substantial depreciation of the Bolivar against the U.S. dollar during the first few weeks of 2003. From December 2, 2002 until January 23, 2003, on which date the Republic suspended foreign exchange trading in an attempt to stem the depreciation of the Bolivar, the Bolivar/U.S. dollar exchange rate declined from Bs.1,322.75 = U.S.$1.00 to Bs.1,853.00 = U.S.$1.00, reflecting a 40.1% depreciation of the Bolivar. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted the Republic’s economy and threatened to affect negatively the Republic’s ability to service its external debt. In response to those developments, and in an attempt to achieve monetary stability as well as to ensure the Republic’s future ability to meet its external debt obligations, the Republic suspended foreign exchange trading on January 23, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

     A newly-created commission, referred to as the Foreign Currency Administration Commission, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members who are appointed by the President.

     The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Ministry of Finance and Banco Central fixed the U.S. dollar exchange rate at Bs.1,596 = U.S.$1.00 for purchase operations and Bs.1,600 = U.S.$1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 = U.S.$1.00 on February 7, 2003. Through October 15, 2003, a total of U.S.$5.3 billion in foreign exchange had been approved and U.S.$2.7 billion in foreign exchange had been disbursed under the exchange control regime.

     On February 9, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00.

Recent Economic Results

     The national work stoppage that began in December 2002 had a severe adverse effect on the economy of the Republic during 2003. The work stoppage caused lost revenues of approximately Bs.900 billion to the National Treasury as compared to projections, disrupted national cash flow levels and caused serious arrears of public sector salaries, fund transfers to the states and municipalities and infrastructure-bound investment. GDP for 2003 totaled Bs.496.6 billion in 1984 Constant Bolívares, representing a contraction of 9.2% in real terms compared to 2002. For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, was 27.1%, and unemployment was 16.8%. Economic activity has recovered in 2004, as real GDP registered a 23.1% rate of growth for the first six months of the year, as compared to the same period in 2003, including 34.8% in the first quarter and 13.6% in the second quarter of the year. . As of August 2004, inflation, as measured by the CPI, stood at 21.9% and 14.0% on a year-over-year and year-to-date basis, respectively.

     During 2004 to date, fiscal revenues have been higher than budgeted. Although fiscal expenditures have also been higher than budgeted, the fiscal deficit for the full year 2004 is anticipated to be smaller than budgeted.

     Gross international reserves stood at approximately U.S.$20.7 billion at December 31, 2003 (excluding amounts deposited in the Macroeconomic Stabilization Fund, referred to as the Stabilization Fund), representing an increase of approximately U.S.$8.7 billion since December 31, 2002. This increase was primarily due to the effects of the resumption of oil production and exports as well as the implementation of the exchange control regime. At December 31, 2003, the balance in the Stabilization Fund was approximately U.S.$0.7 billion, a decrease of approximately U.S.$2.2 billion from year end 2002, reflecting significant withdrawals effected by PDVSA and the state governments. At September 20, 2004, gross international reserves were also approximately U.S.$20.7 billion.

     At December 31, 2003, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.23 trillion. The Government currently plans to pay these obligations through the issuance of national debt bonds.

     In 2003, the Republic refinanced, by means of voluntary debt swaps, approximately U.S.$1.1 billion equivalent of locally-issued indebtedness, or over 49.2% of the domestic public debt bonds that were scheduled to mature in 2003. These transactions reduced the Government’s debt service obligations in the short term and achieved significant cash management savings. In addition, in August 2003, the Republic, through a public tender offer, repurchased approximately U.S.$1.7 billion aggregate principal amount of its Front-Loaded Interest Reduction Bonds, New Money Bonds and Debt Conversion Bonds. The Republic paid for the bonds it repurchased in the tender offer with the proceeds of a U.S.$1.5 billion issuance of its 5 3/8% Notes due 2010, to local investors, who paid for the securities in Bolívares.

     Standard & Poor’s, Moody’s Investor Services and Fitch all lowered their ratings and outlook with respect to the Republic’s foreign currency-denominated debt in late 2002 or early 2003 (Standard & Poor’s in December 2002; Moody’s and Fitch in January 2003), citing increasing pressure on the Republic’s finances and international reserves due to continued economic disruptions, especially in the petroleum sector. Specifically, Standard & Poor’s, Moody’s and Fitch downgraded their ratings for the Republic’s foreign currency-denominated debt to CCC+, Caa1 and CCC+ (for long-term debt), respectively. In addition, Moody’s changed its outlook for the Republic’s foreign debt to developing, while Standard & Poor’s and Fitch maintained a negative outlook for such debt at that time. Standard & Poor’s subsequently upgraded its outlook on the Republic’s long-term foreign currency-denominated debt from negative to stable in April 2003 and, in July 2003, raised its rating for such debt from CCC+ to B-, citing improved external liquidity stemming from recovering oil production and an improved amortization profile related to the tender offer announced in July 2003. Moody’s and Fitch also subsequently upgraded their respective outlooks for the Republic’s foreign debt to stable (Moody’s in May 2003 and Fitch in June 2003). In addition, Fitch raised its rating for the Republic’s foreign currency-denominated debt to B- in June 2003, citing the Government’s success in restoring oil production levels. In August 2004, Standard & Poor’s upgraded the Republic’s long-term foreign currency-denominated debt rating from B- to B, and in September 2004, Moody’s upgraded its rating from Caa1 to B2, citing prospective diminished political instability following President Chávez’s victory in the August 15, 2004 referendum coupled with substantial improvements in the Republic’s external indicators. Also, in September 2004, Fitch upgraded its rating on the Republic’s long-term foreign currency-denominated debt from B- to B+.

     On several occasions beginning in the fall of 2003, President Chávez publicly appealed to Banco Central to make up to U.S.$1.0 billion available to help finance the production of agricultural products. The Board of Directors of Banco Central publicly responded to President Chávez’s statements that the Central Bank Law does not permit any direct lending to the National Executive for agricultural development. President Chávez publicly stated his disagreement with Banco Central’s position and threatened to seek a judicial determination of the matter in the Supreme Court and/or to seek the enactment of legislation in the National Assembly amending the Central Bank Law expressly to authorize such assistance. On January 29, 2004, the Government increased the mandatory percentage that banks should allocate to agricultural accounts from 12% to 16%. However, the Government and Banco Central continue to debate whether the current level of international reserves (approximately U.S.$20.7 billion at December 31, 2003) exceeds the optimum level to maintain. President Chávez has stated his intention of submitting to the National Assembly a proposed law that would permit the Government to obtain access to Banco Central’s foreign reserves in excess of levels deemed adequate, but no such legislation has been submitted to date.

Oil Dependency

     The Republic, a member of OPEC, is the world’s eighth-largest oil producer and fifth-largest oil exporter. The structure of the Venezuelan fiscal system has been highly dependent on petroleum revenues. From 1999 through 2003, petroleum products accounted for an average of approximately 76.7% of the Republic’s total exports. During the same period, petroleum revenues accounted for an average of approximately 34.0% of the Republic’s total Central Government revenues and the petroleum sector accounted for an average of approximately 26.0% of GDP.

     The average petroleum export price for the Venezuelan basket in 2004 through September 17, 2004 was U.S.$32.20 per barrel compared to U.S. $25.50 per barrel for the full year 2003.

     During the first week of December 2002, state oil workers joined the work stoppage that had been coordinated by the opposition and aimed at forcing President Chávez to step down. The participation of the oil sector in this general work stoppage severely crippled oil production, which dropped to as low as 25,000 bpd at the height of the strike, and caused PDVSA to declare an event of force majeure, which was ultimately lifted on crude oil sales contracts in March 2003 and on gasoline sales contracts in April 2003. Approximately 18,000 of PDVSA’s almost 40,000 employees joined the work stoppage and were subsequently dismissed from PDVSA. These events severely affected the Venezuelan economy. The Government estimates that the general work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion and decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports).

     PDVSA’s oil production recovered significantly during February and March 2003. In June 2003, PDVSA reported that oil production had recovered to approximately 3.2 million bpd. At the same time, PDVSA began refining more than 1 million bpd and exporting approximately 2.5 million bpd of oil and oil products.

     Problems resulting from the general work stoppage also interrupted PDVSA’s billing systems. PDVSA was unable to bill its customers for previously-shipped products, which resulted in an invoicing backlog. As a result of production increases and the normalization of its billing systems, PDVSA was able to increase its collections significantly in March and April 2003. As of July 2003, PDVSA had substantially eliminated the backlogged invoicing volume, and collections had been restored to normal.

     Further production and delivery interruptions related to political instability or employee participation in any future work stoppage could have a significant negative effect on the Venezuelan economy.

     Partially in response to concerns regarding the effects of the general strike that began in 2002, as well as with respect to greater governmental involvement in the operation of PDVSA and the allocation of its resources, Standard & Poor’s, Moody’s and Fitch lowered their ratings for PDVSA in December 2002 and January 2003 to CCC+ from B-, to Caa1 from B3 and to BB- from BBB, respectively, each with negative outlooks. Standard & Poor’s subsequently upgraded its rating outlook for PDVSA from negative to stable in April 2003 and removed its ratings on certain debt of PDVSA Finance Ltd. from Credit Watch, citing improving conditions for the oil company and its finance subsidiary. In June 2003, Fitch upgraded the senior unsecured foreign currency rating of PDVSA from CCC+ to B- and upgraded its rating outlook from negative to stable. In July 2003, Standard & Poor’s upgraded PDVSA’s credit rating from CCC+ to B- and upgraded its rating outlook from negative to stable. In November 2003, Moody’s maintained PDVSA’s Caa1 credit rating, but upgraded its rating outlook to stable. In August 2004, following the rating upgrade of the Republic’s long-term foreign currency-denominated debt from B- to B, Standard & Poor’s upgraded PDVSA’s corporate credit rating from B- to B.

     There can be no assurance that Government revenues from petroleum activities will not continue to experience wide fluctuations as a result of changes in the international petroleum market, future work stoppages at PDVSA and domestic and international political instability. In addition, concerns with respect to the strength of the world economy, market volatility and certain global developments, such as potential ramifications with respect to the aftermath of the war in Iraq, may have a potentially adverse effect on the petroleum market as a whole. Any sustained decline in international petroleum prices could adversely affect the Government’s fiscal accounts and international reserves. Additionally, Venezuelan petroleum production capacity may decrease if the necessary capital expenditures are not allocated to this sector.

Emerging Markets

     Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. In 1997, emerging-market risk concerns were heightened due to instability and volatility in the Asian financial, securities and foreign exchange markets. In August 1998, investor confidence in emerging-market issuers was further eroded as a result of the devaluation of the Russian ruble and the default by Russia on its debt. The Asian crisis and the default by Russia had significant repercussions in Latin America. Brazil, Latin America’s largest economy, became the object of speculative attacks on its currency and experienced significant capital outflows and currency devaluations at the end of 1998 and the first quarter of 1999.

These events had similar effects on the Republic, which experienced declining stock market values, widening spreads of government securities in the secondary market and significant capital outflows.

     The war in Iraq in early 2003 and the terrorist attacks in the United States on September 11, 2001, which were accompanied by a significant slowdown in the growth of the U.S. economy, as well as in the general world economy, have also contributed to increased cautiousness with respect to investment in developing countries, as well as to a significant decline in the secondary-market values of the debt and equity securities of emerging-market issuers.

     On February 11, 2002, Argentina declared a default on its debt. Argentina’s debt default, as well as the difficulties that Argentina has experienced in attempting to reform its budget and restructure its debt, have called into question the strength of the Latin American financial markets, as well as the macroeconomic and monetary policies of a number of Latin American countries. Argentina’s default on its debt may adversely affect the ability of the Republic and other emerging-market issuers to retain their access to the international capital markets and to preserve their international reserves.

     There can be no assurance that a continuation or acceleration of these crises or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including the Republic. In addition, there can be no assurance that these events will not adversely affect the Republic’s economy and its ability to raise capital in the external debt markets in the future.

Limited Trading Market for the Old Bonds and Global Bonds

     Old Bonds acquired by the Republic pursuant to the Invitation will be canceled. Accordingly, the exchange of Old Bonds of any series pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds of that series that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds of that series not offered or accepted pursuant to the Invitation. Old Bonds not exchanged pursuant to the Invitation will remain outstanding.

     The Global Bonds are a new issue of securities with no established trading market. Application has been made to list the Global Bonds on the Luxembourg Stock Exchange. The Republic has been advised by the Dealer Managers that they intend to make a market in the Global Bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Global Bonds. Under the provisions of the Global Bonds, the Republic is permitted to acquire the Global Bonds through open-market purchase, tender or exchange, subject to certain conditions. If the aggregate principal amount of the Global Bonds outstanding is reduced, the liquidity of any trading market for the Global Bonds that may develop could be adversely affected. The price at which the Global Bonds will trade in the secondary market is uncertain.

USE OF PROCEEDS

     The Global Bond Offering is part of a broader program of the Republic to manage its external liabilities. In addition, the issuance of the Global Bonds is intended to provide a liquid, sovereign risk benchmark for the Republic. The proceeds from the Cash Offering will be approximately U.S.$748,000,000 after deduction of the underwriting commission (but not net of expenses payable by the Republic), which are expected to be used for general purposes, including the refinancing of the Republic’s domestic and external indebtedness.

DESCRIPTION OF THE GLOBAL BONDS

     The following description of the particular terms of the Global Bonds offered hereby supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities (as such term is used in the prospectus) set forth in the prospectus to which description reference is hereby made.

     The Global Bonds are to be issued under a fiscal agency agreement between the Republic and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as fiscal agent (the “Fiscal Agent”), dated as of August 6, 1998, as amended (the “Fiscal Agency Agreement”). Copies of the Fiscal Agency Agreement and the form of Global Bonds have been filed as exhibits to the Registration Statement relating to the Global Bonds of which this prospectus supplement is a part. The following description and the description under “Description of the Debt Securities” in the prospectus summarize certain terms of the Global Bonds and the Fiscal Agency Agreement. Such summaries do not purport to be complete and are qualified in their entirety by reference to such exhibits. Wherever particular defined terms of the Fiscal Agency Agreement are used and not otherwise defined herein, such defined terms are incorporated herein by reference.

     The Republic may replace the Fiscal Agent at any time, subject to the appointment of a replacement fiscal agent. The Fiscal Agent is not a trustee for the holders of the Global Bonds and does not have the same responsibilities or duties to act for such holder as would a trustee. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent.

General Terms of the Global Bonds

     The Global Bonds:

•	will mature at par, including any accrued and unpaid interest, on October 8, 2014.

•	will bear interest at a rate per annum equal to the Global Bond Coupon, accruing from October 8, 2004, calculated on the basis of a 360-day year, consisting of twelve 30-day months.

•	will pay interest semi-annually in arrears in equal installments on October 8 and April 8 of each year, starting on April 8, 2005, to be paid to the persons in whose name the Global Bonds are registered at the close of business on the preceding March 24 for April 8 interest payments or September 23 for October 8 interest payments.

•	upon issuance, will be direct, unconditional and general obligations of the Republic and will rank equally, without any preference among themselves, with all other unsecured and unsubordinated indebtedness of the Republic.

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof.

•	will be available in definitive form only under certain limited circumstances.

     Further Issues

     The Republic may from time to time without the consent of holders of the Global Bonds create and issue additional Global Bonds, having terms and conditions the same as those of the Global Bonds, or the same except for the amount of the first payment of interest and the issue price, which may be consolidated and form a single series with the Global Bonds; provided that such additional Global Bonds do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such Global Bonds are subject to U.S. federal tax law), a greater amount of original issue discount than the Global Bonds have as of the date of issue of such additional Global Bonds.

     Payment

     Payment of principal of and interest on the Global Bonds will be made to Cede & Co., the nominee for DTC, as the registered owner. The principal of and interest on the Global Bonds will be payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment therein of public and private debts.

     Upon receipt of any payment of principal of or interest on the Global Bonds, DTC will credit DTC participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Bonds as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Global Bonds held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name.” Neither the Republic nor the Fiscal Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If any date for payment in respect of any Global Bonds is not a business day, the holder thereof shall not be entitled to payment until the next following business day. In this paragraph “business day” means a day on which banking institutions in The City of New York and at the applicable place of payment are not authorized or obligated by law or executive order to be closed. No further interest shall be paid in respect of any such delay in payment.

     Any moneys held by the Fiscal Agent in respect of the Global Bonds and remaining unclaimed for two years after such amount shall have become due and payable shall be returned to the Republic, and the holder of such Global Bonds shall thereafter look only to the Republic for any payment to which such holder may be entitled.

     The Fiscal Agent will not impose any fees in respect of the Global Bonds, other than fees for the replacement of lost, stolen, mutilated or destroyed Global Bonds. However, owners of beneficial interests in the Global Bonds may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such interests are held with the clearing systems

     Until the Global Bonds are paid or payment thereof is duly provided for, the Republic will, at all times, maintain a paying agent in The City of New York (the “Paying Agent”). The Republic has appointed JPMorgan Chase Bank to serve as Paying Agent. An office of the Paying Agent in The City of New York for all purposes relating to the Global Bonds is located at the date hereof at 4 New York Plaza, 15th Floor, New York, New York 10004. In addition, if and for so long as any Global Bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange shall so require, the Republic shall maintain a paying agent and a transfer agent in Luxembourg. The Republic has appointed J.P. Morgan Bank Luxembourg S.A. (formerly Chase Manhattan Bank Luxembourg S.A.), having offices located at 5 Rue Plaetis, L-2338, Luxembourg, to serve as Luxembourg paying agent and transfer agent.

Definitive Global Bonds

     If DTC notifies the Republic that it is unwilling or unable to continue as depositary for the Global Bonds or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be and a successor depositary is not appointed by the Republic within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, or if an event of default with respect to the Global Bonds shall have occurred and be continuing as described under “Description of the Debt Securities — Default and Acceleration of Maturity” in the prospectus, the Republic will issue or cause to be issued Global Bonds in definitive form in exchange for the book-entry security. The Republic may also at any time and in its sole discretion determine not to have any of the Global Bonds represented by a book-entry security, and, in such event, will issue or cause to be issued Global Bonds in definitive form in exchange for the book-entry security. Global bonds issued in definitive form will be issued only in fully registered form, without coupons, in minimum denominations of U.S.$1,000 and integral multiples of

U.S.$1,000 in excess thereof. Any Global Bonds so issued will be registered is such names, and in such denominations, as DTC shall request. Such Global Bonds may be presented for registration of transfer or exchange at the office of the Fiscal Agent in The City of New York, and principal thereof and interest thereon will be payable at such office of the Fiscal Agent, provided that interest thereon may be paid by check mailed to the registered holders of the definitive Global Bonds. Such Global Bonds may also be presented for payment or registration of transfer or exchange at the office of the paying agent and transfer agent in Luxembourg set forth on the back cover of this prospectus supplement. With respect to any transfer or exchange of all or a portion of a global bond issued in definitive form, the transferor and the transferee will be entitled to receive, at the office of the Fiscal Agent, the paying agent and the transfer agent in Luxembourg, a new global bond in definitive form representing the principal amount retained by the transferor or the principal amount received by the transferee, as the case may be, after giving effect to such transfer.

Meetings and Amendments

     A meeting of holders of Global Bonds may be called, as set forth below, at any time and from time to time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Fiscal Agency Agreement, the Banco Central Undertaking relating to the Global Bonds or the Global Bonds to be made, given or taken by holders of Global Bonds or to modify, amend or supplement the terms of the Global Bonds, the Banco Central Undertaking relating to the Global Bonds or the Fiscal Agency Agreement as hereinafter provided. The Republic may at any time call a meeting of holders of Global Bonds for any such purpose to be held at such time and at such place as the Republic shall determine. Notice of every such meeting, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given as provided in the terms of the Global Bonds, not less than 30 nor more than 60 days prior to the date fixed for the meeting (provided that, in the case of any meeting to be reconvened after adjournment for lack of a quorum, such notice shall be given not less than 10 days nor more than 60 days prior to the date fixed for such meeting). In case at any time the Republic or the holders of at least 10% in aggregate principal amount of the Outstanding (as defined in the Fiscal Agency Agreement) Global Bonds shall, after the occurrence and during the continuance of any Event of Default under the Global Bonds, have requested the Fiscal Agent to call a meeting of the holders of the Global Bonds for any such purpose, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, the Fiscal Agent shall call such meeting for such purposes by giving notice thereof.

     To be entitled to vote at any meeting, a person must be a holder of outstanding Global Bonds or a person duly appointed in writing as a proxy for a holder. The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding Global Bonds will constitute a quorum. The Fiscal Agent may make any reasonable and customary regulations governing the conduct of any meeting.

     The Republic and the Fiscal Agent may modify, amend or supplement the terms of the Global Bonds, the Banco Central Undertaking relating to the Global Bonds and the Fiscal Agency Agreement as it relates to the Global Bonds, or the holders may take any action provided by the Fiscal Agency Agreement, the Banco Central Undertaking relating to their Global Bonds or the terms of their Global Bonds with:

•	the affirmative vote, in person or by proxy, of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the Global Bonds that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the Global Bonds.

     However, without the consent or affirmative vote, in person or by proxy, of holders of at least 75% in aggregate principal amount Outstanding of the Global Bonds, no amendment, modification or change may be made that would:

•	change the due date for the payment of principal or any interest on the Global Bonds;

•	reduce the principal amount of the Global Bonds;

•	reduce the portion of the principal amount of the Global Bonds that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Global Bonds;

•	change the currency or place of payment of principal of or interest on the Global Bonds;

•	permit early redemption of the Global Bonds;

•	reduce the proportion of principal amount of the holders of the Global Bonds whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement, the Banco Central Undertaking relating to the Global Bonds or the terms and conditions of the Global Bonds or to take any other action;

•	change the Republic’s obligation to pay additional amounts;

•	change the definition of “Outstanding” with respect to the Global Bonds;

•	change the governing law provision of the Global Bonds;

•	change the Republic’s appointment of an agent for service of process or its agreement not to claim and to waive irrevocably any immunity in respect of any actions or proceedings based on the Global Bonds;

•	change the ranking of the Global Bonds as described under the heading “Description of the Debt Securities—Nature of Obligation” in the prospectus; or

•	in connection with any offer to acquire all or any portion of the Global Bonds in exchange for cash or new securities of the Republic or any of its political subdivisions or instrumentalities, change any event of default under the Global Bonds.

     We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the Global Bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the Outstanding Global Bonds) agree to the change.

     For purposes of determining whether the required percentage of holders of the Global Bonds has approved any amendment, modification or change to, or waiver of, the Global Bonds, the Banco Central Undertaking relating to the Global Bonds or the Fiscal Agency Agreement, Global Bonds owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be “Outstanding,” except that in determining whether the Fiscal Agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only Global Bonds that the Fiscal Agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the federal government of Venezuela or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Venezuela or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Notices

     Notices to the holders of the Global Bonds will be deemed to be validly given upon publication at least once in a leading daily newspaper in the English language of general circulation in London and New York and, if and for so long as the Global Bonds are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, in a daily newspaper of general circulation in Luxembourg or, if publication in either London or Luxembourg is not practicable, in Europe. It is expected that notices in London, New York and Luxembourg will be published in the Financial Times, the Wall Street Journal and the Luxemburger Wort, respectively. In the case of the book-entry security, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

     Such notices will be deemed to have been given on the date of such publication or, if published in such newspapers on different dates, on the date of the first such publication. Neither the failure to give notice nor any defect in any notice given to any particular holder of a Global Bonds shall affect the sufficiency of any notice with respect to any other Global Bonds.

Purchase of Global Bonds by the Republic

     The Republic may at any time purchase any of the Global Bonds in any manner and at any price. All Global Bonds which are purchased by or on behalf of the Republic may be held, resold or surrendered for cancellation.

Listing

     The Republic has applied to list the Global Bonds on the Luxembourg Stock Exchange.

GLOBAL CLEARANCE AND SETTLEMENT

     The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and the Republic takes responsibility for the accurate reproduction of this information. The Republic takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the Fiscal Agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will the Republic or the Fiscal Agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

     The Depository Trust Company

     DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, American Stock Exchange and the National Association of Securities Dealers, Inc.

     Euroclear and Clearstream, Luxembourg

     Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriter is a participant in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

     Distributions with respect to Global Bonds held beneficially through Clearstream, Luxembourg or Euroclear will be credited to cash accounts of Clearstream, Luxembourg and Euroclear participants in accordance with their rules and procedures to the extent received by the depositaries for Clearstream, Luxembourg and Euroclear.

     Ownership of Bonds through DTC, Euroclear and Clearstream, Luxembourg

     The Republic will issue the Global Bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interest in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

     The Republic and the Fiscal Agent generally will treat the registered holder of the Global Bonds, initially Cede & Co., as the absolute owner of the Global Bonds for all purposes. Once the Republic and the Fiscal Agent make payments to the registered holders, the Republic and the Fiscal Agent will no longer be liable on the Global Bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the Global Bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the Global Bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the Global Bonds or the Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

     The Fiscal Agent will not charge you any fees for the Global Bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Global Bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

     Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the Global Bonds among themselves in the ordinary way according to DTC rules. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the Global Bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the Global Bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     Trading Between Euroclear and/or Clearstream, Luxembourg Participants

     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the Global Bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

     Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

     When the Global Bonds are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the Global Bonds and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Global Bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Global Bonds to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the Global Bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the Global Bonds by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date) either from cash on hand or existing lines of credit. Under this approach, however, participants take on credit exposure to Euroclear or Clearstream, Luxembourg until the Global Bonds are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the Global Bonds. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Global Bonds were credited to the participant’s account. However, interest on the Global Bonds would accrue from the value date. Therefore, in many cases the interest income on Global Bonds which the participant earns during that one-day period will substantially reduce or offset the amount of the overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

     Because the settlement will occur during New York business hours, a DTC participant selling an interest in the Global Bonds can use its usual procedures for transferring Global Bonds to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer Global Bonds through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the Global Bonds to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     Finally, a day trader that uses Euroclear or Clearstream, Luxembourg and that purchases Global Bonds from a DTC participant for credit to a Euroclear or Clearstream, Luxembourg account holder should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream, Luxembourg account) in accordance with the clearing system’s customary procedures;

•	borrowing the Global Bonds in the United States from a DTC participant no later than one day prior to settlement which would give the Global Bonds sufficient time to be reflected in the borrower’s Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg accountholder.

TAXATION OF THE GLOBAL BONDS

General

     An exchange of Old Bonds for Global Bonds pursuant to an exchange offer may be a taxable transaction under the laws applicable to you. Also, holders of Global Bonds may be subject to tax in respect of their Global Bonds. Each holder of Old Bonds should consult its own tax advisor to determine the particular tax consequences for it in respect of the exchange of Old Bonds pursuant to the exchange offers or of the purchase, receipt, ownership or disposition of Global Bonds.

Venezuelan Taxation

     The following is a summary of certain aspects of Venezuelan federal income taxation that may be relevant to non-Venezuelan holders of Old Bonds that offer such Old Bonds for exchange pursuant to the Invitation and to non-Venezuelan holders of Global Bonds in connection with the holding and disposition of such Global Bonds. The summary is based on Venezuelan laws, rules and regulations now in effect, all of which are subject to change.

     This summary is not intended to constitute a complete analysis of the income tax consequences under Venezuelan law of the exchange of Old Bonds for Global Bonds pursuant to the Invitation or the receipt, ownership or disposition of the Global Bonds, in each case by non-residents of the Republic, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

     The exchange of Old Bonds for Global Bonds pursuant to the Invitation, by non-residents of the Republic, and the receipt of such Global Bonds pursuant thereto, will not result in any withholding or other Venezuelan taxes being applicable. The exchange of Old Bonds for Global Bonds pursuant to the Invitation will not be subject to any stamp or other similar Venezuelan taxes.

     Under Venezuelan law and regulations, the holders of Global Bonds who are not Venezuelan residents are not subject to any Venezuelan taxes in respect of payments of principal or interest made by the Republic or any capital gains realized from the sale or disposition of the Global Bonds. Pursuant to article 14(13) of the Venezuelan Income Tax Law (Ley de Impuesto Sobre la Renta) dated December 28, 2001, published in Official Gazette number 5,566, any payment of interest, including any additional amounts in connection with the Global Bonds made to residents or non-residents of the Republic, are exempt from the Venezuelan Income Tax. In addition, any capital gains realized by residents or non-residents from the exchange of Old Bonds for Global Bonds are also exempt from the Venezuelan Income Tax.

     Venezuelan residents and persons otherwise subject to Venezuelan taxation are advised to consult their own advisors in determining any consequences to them of the purchase, ownership or disposition of the Global Bonds.

United States Federal Income and Estate Taxation

     The following is a summary of certain U.S. federal income and estate tax considerations that may be relevant to the exchange of Old Bonds pursuant to the exchange offer and/or to the purchase, receipt, ownership or disposition of Global Bonds. This summary is based on U.S. federal tax laws in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth in this summary.

     This summary deals only with holders that hold the Old Bonds and Global Bonds as capital assets as defined in the U.S. federal tax laws. This summary does not address tax considerations applicable to:

•	investors who do not acquire the Global Bonds pursuant to the exchange offer or the Cash Offering;

•	special classes of holders, such as dealers in securities or currencies, banks, tax-exempt organizations or life insurance companies;

•	persons that hold Old Bonds or Global Bonds as a hedge against (or hedged against) currency or interest rate risks or as part of a straddle or conversion transaction; and

•	persons whose functional currency is not the U.S. dollar.

     Holders of Old Bonds and prospective purchasers of Global Bonds should consult their own tax advisors in determining the tax treatment of the exchange of Old Bonds pursuant to exchange offers and of the purchase, receipt, ownership and sale of Global Bonds, including the application to their particular circumstances of the tax considerations discussed below and of any relevant foreign, state, local or other tax laws.

     As used herein, the term “United States Holder” means a holder of Old Bonds or Global Bonds who or that is:

•	a citizen or resident of the United States;

•	a domestic corporation or partnership;

•	an estate the income of which is subject to regular U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of that trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

     United States Holders

     The following discussion applies to you if you are a U.S. Holder.

          Treatment of an Exchange of Old Bonds for Global Bonds

     An exchange of Old Bonds for Global Bonds will be considered for U.S. federal income tax purposes to be a modification of the Old Bonds. The tax consequences of that modification will depend on whether the modification is considered to be significant. As discussed below, if the modification is significant, the exchange generally will be a taxable transaction, referred to as a “Taxable Exchange”. If it is not significant, the exchange generally will not be taxable, except with respect to accrued interest and cash received as a result of rounding, as discussed below.

     The determination whether a modification is significant will be made separately as to each series of Old Bond. The modification of an Old Bond will be a significant modification if, based upon all the facts and circumstances and taking into account all modifications of each series of Old Bond collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”

     Under special rules applicable to bonds that are issued in bearer form and subject to the discussion in the following paragraph, to the extent your Old Bonds are in bearer form, (a) gain recognized by a United States Holder on a sale of such Old Bonds will generally be ordinary income and (b) a United States Holder will generally not be allowed to deduct any loss recognized on a sale of such Old Bonds. Any gain recognized by a United States Holder on a sale of such Old Bonds generally will be treated as income allocable to sources within the United States for U.S. federal income tax purposes.

     The special rules applicable to bonds that are issued in bearer form that are described in the preceding paragraph will generally not apply to certain United States financial institutions (as defined in United States Treasury Regulations) that hold Old Bonds and certain other United States Holders that hold Old Bonds through financial institutions and that also meet conditions described in United States Treasury Regulations. United States Holders of Old Bonds that are in the form of bearer debt should consult their own tax advisors to determine the tax treatment of their sale of Old Bonds pursuant to the Invitation.

          Exchange of U.S. Dollar Old Bonds for Global Bonds

     The Republic believes that the differences between the U.S. Dollar Old Bonds and the Global Bonds, particularly differences in the method for determining the amount of interest payments and the change of term to maturity, will be economically significant. Accordingly, the Republic will treat the exchanges of U.S. Dollar Old Bonds for Global Bonds as significant modifications that will result in Taxable Exchanges.

     Even if the difference described above did not result in a significant modification, applicable U.S. Treasury regulations provide that an exchange of Old Bonds for Global Bonds also will be treated as a significant modification if the yield of the Global Bonds varies from the annual yield of the Old Bonds by more than five percent of the annual yield of the Old Bonds. The yield of the Global Bonds cannot be determined until the Global Bond Exchange Price and the exchange ratios have been determined. Thus, it cannot be determined as of the date of this prospectus supplement whether the yield of the Global Bonds will vary from the yield of the Old Bonds by an amount that, by itself, would cause the exchange for Global Bonds to be treated as a significant modification.

     Subject to the discussion of bearer debt above, you will recognize gain or loss on a Taxable Exchange of Old Bonds in an amount equal to the difference, if any, between your adjusted basis in those Old Bonds, after taking into account original issue discount, referred to as “OID”, that has accrued in the year of the exchange, if any, and the amount you realize on the exchange. The amount you realize will be equal to the sum of:

•	the issue price of the Global Bonds you receive in the exchange; and

•	the amount of any cash you receive as a result of rounding the aggregate principal amount of Global Bonds receivable downward to the nearest U.S.$1,000.

     Except to the extent attributable to accrued but unpaid interest or accrued market discount, gain or loss you recognize on a Taxable Exchange of Old Bonds which are not in the form of bearer debt will be capital gain or loss. That gain or loss will be long-term capital gain or loss if you held the Old Bonds for more than one year. Gain or loss attributable to accrued but unpaid interest and market discount will be taxed as ordinary income. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the exchange of Old Bonds generally will be treated as income from or loss allocable to sources within the United States for U.S. federal income tax purposes.

     Your basis in Global Bonds received in a Taxable Exchange will be equal to their issue price. The issue price of Global Bonds received in a Taxable Exchange will be determined in the manner described below.

     If a substantial amount of Global Bonds is issued for cash pursuant to the Cash Offering, the issue price per U.S.$1,000 principal amount of Global Bonds will be the first price at which a substantial amount of Global Bonds are sold to the public. The Republic believes that a substantial amount of Global Bonds will be issued for cash pursuant to the Cash Offering.

     The payment of cash as a result of rounding the principal amount of Global Bonds receivable downward will be treated as a payment in retirement of a portion of the Old Bonds. That retirement may result in gain or loss to you in an amount equal to the difference, if any, between your adjusted basis in the portion of the Old Bonds treated as retired and the cash you receive. The gain or loss on the portion of the Old Bonds treated as retired will be taxable as described above with respect to a Taxable Exchange.

     If the exchange of Old Bonds for Global Bonds did not result in a significant modification, you would not be required to recognize gain or loss on the exchange, except with respect to accrued interest and in connection with the receipt of cash as a result of rounding the aggregate principal amount of Global Bonds receivable downward. In addition, your basis in the Global Bonds would be the same as your basis in the Old Bonds immediately before the exchange, except that your basis would be reduced in respect of any cash paid as a result of rounding down the principal amount of Global Bonds. Your holding period for those Global Bonds would include the holding period of the exchanged Old Bonds. The issue price of Global Bonds you receive in such an exchange would be the same as the issue price of the Old Bonds exchanged therefor.

          Exchange of Non-U.S. Dollar Old Bonds for Global Bonds

     The differences between the Old Bonds not denominated in U.S. dollars, referred to as “Non-U.S. Dollar Old Bonds”, and the Global Bonds should be economically significant. Therefore, subject to the discussion of bearer debt above, you will recognize gain or loss on a Taxable Exchange of Old Bonds in an amount equal to the difference, if any, between your adjusted basis, in U.S. dollars, in those Old Bonds, after taking into account OID that has accrued in the year of the exchange, if any, and the amount you realize on the exchange. The amount you realize will be equal to the sum of:

•	the issue price of the Global Bonds you receive in the exchange; and

•	the amount of any cash you receive as a result of rounding the aggregate principal amount of Global Bonds receivable downward to the nearest U.S.$1,000.

     Gain or loss you recognize on a Taxable Exchange of Old Bonds which are not in the form of bearer debt will be capital gain or loss, with two exceptions:

•	to the extent the gain represents market discount you have not previously included in gross income; or

•	to the extent the gain or loss is attributable to changes in exchange rates.

     Any gain attributable to market discount will be ordinary income, and any gain or loss attributable to changes in exchange rates will be ordinary gain or loss. Any capital gain or loss in respect of Old Bonds will be long-term capital gain or loss if you held those Old Bonds for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the exchange of Old Bonds generally will be treated as income from or loss allocable to sources within the United States for U.S. federal income tax purposes.

     To compute gain or loss attributable to changes in exchange rates with respect to the principal amount of a Non-U.S. Dollar Old Bond, you first must determine your purchase price for the Non-U.S. Dollar Old Bond in units of the non-U.S. currency in which the Old Bond is denominated. You then must subtract (1) the U.S. dollar value of that purchase price at the spot rate of exchange on the date you acquired such Bond, from (2) the U.S. dollar value of that purchase price at the spot rate of exchange on the date of the exchange.

     A special rule provides that the total amount of gain you recognize due to changes in exchange rates with respect to both principal and interest on a Non-U.S. Dollar Old Bond exchanged for a Global Bond will not exceed the total gain or loss you realize on such an exchange.

     Your basis in Global Bonds received in a Taxable Exchange will be equal to their issue price. The issue price of Global Bonds received in a Taxable Exchange will be determined in the manner described above under “—Exchange of U.S. Dollar Old Bonds for Global Bonds” above.

     You will treat the payment of cash as a result of rounding the principal amount of Global Bonds receivable downward as a payment in retirement of a portion of the Old Bonds. That retirement may result in gain or loss to you in an amount equal to the difference, if any, between your adjusted basis in the portion of the Old Bonds treated as retired and the cash received. The gain or loss on the portion of the Old Bonds treated as retired will be taxable as described above with respect to a Taxable Exchange.

          Taxation of Global Bonds

               Interest on the Global Bonds

     Interest on the Global Bonds will not be exempt from U.S. taxation generally. Except as described below under “—OID on the Global Bonds”, that interest will be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of accounting for tax purposes.

     That interest will be treated as foreign source income and, subject to certain exceptions, will be treated as “passive income” or “financial services income” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

     OID on the Global Bonds. The Global Bonds will be issued with OID (generally, the difference between the Global Bonds’ issue price and their principal amount). Generally, you must include OID in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using the yield to maturity of the Global Bond of 9.269%, which is computed based on a constant annual rate of interest and compounding at the end of each accrual period. You may select an accrual period of any length and you may vary the length of each accrual period over the term of the Global Bond. However, each scheduled payment of interest or principal on the Global Bond must occur on either the first or final day of an accrual period. Using this method, you will include increasingly greater amounts of OID in income over the life of your Global Bond.

     You may elect to include in gross income all interest and OID that accrues on your discount Global Bond using the constant-yield method described above for OID. Generally, this election will apply only to the global bond for which you make it. Please consult your tax advisor concerning the advisability and additional consequences of making the election.

     If you were required to include accrued OID in income with respect to Old Bonds, generally you will be required to continue to include OID in income as it accrues after the exchange of those bonds for Global Bonds if the exchange is not considered to be a Taxable Exchange. In that case, a payment under a Global Bond issued in exchange for a U.S. Dollar Old Bond may be treated partly as a payment of interest and OID and partly as a payment of principal. If you hold U.S. Dollar Old Bonds issued with OID and exchange them for Global Bonds, you should consult your tax advisors with regard to the treatment and the effect of those payments.

     Disposition of the Global Bonds. You generally will recognize gain or loss on the sale or retirement of Global Bonds equal to the difference between the amount you realize on that sale or retirement and your adjusted basis of the Global Bonds. Your basis in a Global Bond will be determined as discussed above under “United States Holders — Exchange of U.S. Dollar Old Bonds for Global Bonds”. Your basis will be adjusted to reflect any accrued OID and payments other than any payments of qualified stated interest, as defined in U.S. Treasury regulations, to the date of disposition. Your basis in a Global Bond issued pursuant to the Cash Offering will equal the amount you paid for the Global Bond, adjusted to reflect any accrued OID and payments other than any payments of qualified stated interest, as defined in U.S. Treasury regulations, to the date of disposition.

     Except to the extent attributable to accrued market discount, gain or loss you recognize on the sale or retirement of Global Bonds will be capital gain or loss. That capital gain or loss will be long-term capital gain or loss if the Global Bonds were:

•	held for more than one year by that United States Holder; or

•	issued in exchange for Old Bonds in a transaction not treated as a Taxable Exchange and the aggregate period during which that United States Holder held either the Global Bonds or the Old Bonds exchanged for those Global Bonds exceeds one year.

     Those capital gains and losses will be taxable as described above under “—United States Holders— Exchange of U.S. Dollar Old Bonds for Global Bonds”.

     Non-United States Holders

          Exchange of Old Bonds for Global Bonds

               Gain Generally

     Subject to the discussion of backup withholding below, if you are not a United States Holder, referred to as a “Non-United States Holder”, you will not be subject to U.S. federal income tax on any gain you realize on any Taxable Exchange of Old Bonds for Global Bonds, unless:

•	that gain or income is effectively connected with a trade or business you conduct within the United States; or

•	you are an individual and you are present in the United States for a total of 183 days or more during the taxable year in which that gain or income is realized and either:

-	that gain or income is attributable to an office or fixed place of business you maintained in the United States; or

-	you have a tax home in the United States.

     Gain Characterized as Interest Income

     Subject to the discussion of backup withholding below, if you are a Non-U.S. Holder you will not be subject to U.S. federal income tax, including withholding tax, on income attributable to accrued but unpaid interest, accrued market discount or accrued OID unless:

•	you are an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the U.S. federal tax laws; or

•	you have an office or other fixed place of business in the United States to which the interest is attributable and the interest either:

-	is derived in the active conduct of a banking, financing or similar business within the United States; or

-	is received by a corporation the principal business of which is in trading stocks or securities for its own account and certain other conditions exist.

          Taxation of Global Bonds

               Interest on the Global Bonds

     Except as discussed above under “— Non-United States Holders — Exchange of Old Bonds for Global Bonds — Gain Characterized as Interest Income”, and subject to the discussion of backup withholding below, if you are a Non-United States Holder, you will not be subject to U.S. federal income tax, including withholding tax, on payments of interest or any accrual of OID on the Global Bonds.

               Disposition of the Global Bonds

     Except as discussed above under “— Non-United States Holders — Exchange of Old Bonds for Global Bonds — Gain Generally” and subject to the discussion of backup withholding below, if you are a Non-United States Holder, you will not be subject to U.S. federal income tax on any capital gain realized on the sale or exchange of Global Bonds. To the extent gain is attributable to accrued but unpaid interest, see the discussion above under “— Non-United States Holders — Exchange of Old Bonds for Global Bonds — Gain Characterized as Interest Income”.

          Estate Tax

     The Global Bonds will be treated as situated outside the United States for purposes of the U.S. federal estate tax. Thus, for purposes of that tax, the Global Bonds will not be included in the gross estate in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

          Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to payments of principal of and interest on the Global Bonds to non-corporate United States Holders if those payments are made within the United States or are made by or through a custodian or nominee that is a United States Controlled Person, as defined below. Backup withholding tax will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns. Payments of principal and interest to beneficial owners who are Non-United States Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on United States Internal Revenue Service Form W-8BEN or otherwise establish an exemption.

     The payment of proceeds of a sale or redemption of Global Bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a United States Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is a non-United States Holder (and has no actual knowledge or reason to know the contrary) or the holder or beneficial owner otherwise establishes an exemption.

     A payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. If you hold a global bond through a partnership or other pass-through entity, you should consult your own tax advisors regarding the application of these regulations to your situation.

     A “United States Controlled Person” is:

•	a United States person (as defined in the United States Treasury regulations);

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

     ANY AMOUNTS WITHHELD UNDER THE BACKUP WITHHOLDING RULES FROM A PAYMENT TO A HOLDER OF A GLOBAL BOND GENERALLY WILL BE ALLOWED AS A REFUND OR A CREDIT AGAINST THE HOLDER’S UNITED STATES FEDERAL INCOME TAX LIABILITY AS LONG AS THE HOLDER PROVIDES THE REQUIRED INFORMATION TO THE INTERNAL REVENUE SERVICE.

DEALER MANAGERS, UNDERWRITERS AND EXCHANGE AGENT; PLAN OF DISTRIBUTION

The Invitation

     The Republic has entered into a dealer managers agreement, dated September 22, 2004, with Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to which (a) the Republic has retained the Dealer Managers to act, directly or through affiliates, on behalf of the Republic as dealer managers in connection with the Invitation, (b) the Republic has agreed to pay the Dealer Managers a fee equal to 0.25% of the aggregate principal amount of Global Bonds issued pursuant to exchange offers (excluding Global Bonds issued to Governmental Agencies), such amount to be shared equally between the Dealer Managers, and to reimburse the Dealer Managers for certain of their out-of-pocket expenses in connection with the Global Bond Offering, and (c) the Republic has agreed to indemnify the Dealer Managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

     U.S.$1,500,000,000 aggregate principal amount of Global Bonds are expected to be issued pursuant to the Global Bond Offering. Of this amount, approximately U.S.$710,000,000 aggregate principal amount are expected to be issued in exchange for Old Bonds pursuant to the Invitation.

     Pursuant to the modified Dutch auction contemplated by the Invitation, the Republic selected 520 basis points as the clearing spread (the “FLIRB Clearing Spread”) for the front-loaded interest reduction bonds (the “FLIRBs”) listed on the cover of this prospectus supplement, resulting in a global bond exchange price for the FLIRBs of U.S.$950.56 per U.S.$1,000 principal amount of Global Bonds. The global bond exchange price for the FLIRBs was determined so as to result in a yield to maturity on the Settlement Date of 9.269%, which is equal to the sum of: (i) 4.069% (i.e., the yield to maturity (calculated in accordance with standard market practice) corresponding to the bid-side price, as reported on Telerate page 500 as of 10:00 A.M., New York City time, on September 29, 2004, for the U.S. Treasury 4.25% Bond due August 15, 2014 (the “UST Benchmark Rate”)) plus (ii) the FLIRB Clearing Spread.

     Pursuant to the modified Dutch auction contemplated by the Invitation, the Republic selected 520 basis points as the clearing spread (the “DCB Clearing Spread”) for the debt conversion bonds (the “DCBs”) listed on the cover of this prospectus supplement (the “DCB Clearing Spread”), resulting in a global bond exchange price for the DCBs of U.S.$950.56 per U.S.$1,000 principal amount of Global Bonds. The global bond exchange price for the DCBs was determined so as to result in a yield to maturity on the Settlement Date of 9.269%, which is equal to the sum of: (i) the UST Benchmark Rate plus (ii) the DCB Clearing Spread.

     The following table sets forth the exchange ratio for each series of Old Bonds and the aggregate principal amount of Old Bonds accepted for exchange for Global Bonds.

		Aggregate original principal amount
		of Old Bonds accepted for
	Exchange	exchange for
Series of Old Bonds	Ratio	Global Bonds(1)
Front-Loaded Interest Reduction Bonds Due 2007, USD Series A	0.2505	U.S.$531,250,000
Front-Loaded Interest Reduction Bonds Due 2007, USD Series B	0.2505	U.S.$317,971,000
Debt Conversion Bonds Due 2007, USD Series DL	0.3507	U.S.$1,137,380,000
Debt Conversion Bonds Due 2008, USD Series IL	0.4117	U.S.$206,250,000
Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark	0.6628	DM 900,000
Debt Conversion Bonds Due 2007, Deutsche Mark	0.6628	DM 3,355,000
Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling	0.4512	£3,243,500
Debt Conversion Bonds Due 2007, Pounds Sterling	0.6317	£0
Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc	0.1990	CHF 20,000,000

(1) The indicated amounts assume that all of the accepted exchange offers have been validly submitted and will settle pursuant to the Invitation. To the extent certain failures occur, these numbers may change.

     Each holder of Old Bonds whose Old Bonds are accepted in exchange for Global Bonds will also receive a payment in cash on the Settlement Date equal to (a) the decrease in the aggregate principal amount of Global Bonds issuable to such bondholder as a result of rounding such aggregate principal amount downward to the nearest U.S.$1,000, and (b) accrued but unpaid interest on the Old Bonds accepted for exchange to (but not including) the Settlement Date.

     The Republic accepted each properly submitted exchange offer that specified a spread (expressed in basis points) that the holder of Old Bonds would be willing to accept as the FLIRB Clearing Spread or DCB Clearing Spread, as applicable (the “Offer Spread”) at or below the FLIRB Clearing Spread of 520 basis points or the DCB Clearing Spread of 520 basis points, as the case may be, and each properly submitted exchange offer that did not specify an Offer Spread. The Republic did not accept any exchange offer that specified an Offer Spread above the FLIRB Clearing Spread or the DCB Clearing Spread, as the case may be.

     Pursuant to the Invitation, the Dealer Managers were permitted to submit “noncompetitive” exchange offers (i.e., exchange offers not specifying an Offer Spread). The Dealer Managers are relying on an exemption granted by the SEC from Rule 101 of Regulation M under the Exchange Act of 1934, as amended, with respect to the trading activities of the Dealer Managers and certain of their affiliates in connection with the Global Bond Offering.

     The Dealer Managers may sell any or all of the Global Bonds they acquire pursuant to the Invitation from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Any such Global Bonds may be offered to the public either through underwriting syndicates represented by one or both of the Dealer Managers or directly by the Dealer Managers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Old Bonds acquired by the Republic pursuant to the Invitation will be canceled. Accordingly, the exchange of Old Bonds pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds of that series that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds of that series not offered or accepted pursuant to the Invitation. Old Bonds not exchanged pursuant to the Invitation will remain outstanding. A more detailed discussion of the Invitation and the modified Dutch auction may be found in the Prospectus Supplement dated September 22, 2004 filed with the SEC.

     The Republic has retained JPMorgan Chase Bank to act as exchange agent and J.P. Morgan Bank Luxembourg, S.A. to act as the Luxembourg exchange agent in connection with the Invitation. The Republic has agreed to pay the exchange agent and the Luxembourg exchange agent customary fees for their services, and to reimburse the exchange agent and the Luxembourg exchange agent for their out-of-pocket expenses in connection with the Invitation. The Republic has also agreed to indemnify the exchange agent and the Luxembourg exchange agent against certain liabilities and expenses in connection with the Invitation, including liabilities under the U.S. Securities Act of 1933, as amended.

Cash Offering

     The Republic has entered into an underwriting agreement, dated September 29, 2004, with Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Subject to the terms and conditions of the underwriting agreement, the Republic has agreed to sell to each of the underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from the Republic, at the Global Bond New Issue Price set forth on the cover of this prospectus supplement, plus accrued interest, if any, from the Settlement Date, U.S.$790,000,000 aggregate principal amount of the Global Bonds. Barclays Capital Inc. has agreed to purchase U.S.$395,000,000 aggregate principal amount of the Global Bonds and Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to purchase U.S.$395,000,000 aggregate principal amount of the Global Bonds. In the event that less than U.S.$710,000,000 in aggregate principal amount of Global Bonds are issued pursuant to the Invitation as a result of failures to complete the tender of accepted Old Bonds, the Dealer Managers and the Republic may increase the aggregate amount of the Cash Offering such that the total amount of the Global Bond Offering will be U.S.$1,500,000,000 .

     The Global Bond New Issue Price was determined so as to result in a yield to maturity of the Global Bonds on the Settlement Date of 9.269%, which is equal to the sum of: (i) the UST Benchmark Rate plus (ii) the New Issue Spread selected by the Republic of 5.20%. The underwriters propose to offer the Global Bonds to the public at the Global Bond New Issue Price. If all of the Global Bonds are not sold at the Global Bond New Issue Price, the underwriters may change the offering price and the other selling terms. The Republic has agreed to pay the underwriters a fee equal to 0.425% of the aggregate principal amount of the Global Bonds purchased by them in connection with the Cash Offering.

     The Global Bonds are being offered for sale in jurisdictions in North America, Central America, South America, Europe and Asia where it is legal to make such offers. Only offers and sales of the Global Bonds in the United States as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement, of which the prospectus, as supplemented by this prospectus supplement, forms a part.

     The Republic has agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in respect thereof.

The Global Bond Offering

     Settlement of the Global Bond Offering is scheduled for October 8, 2004. Settlement of the Global Bonds issued pursuant to the Invitation is not conditioned on settlement of the Global Bonds sold pursuant to the Cash Offering.

     The Global Bonds are a new issue of securities with no established trading market. Application has been made to list the Global Bonds on the Luxembourg Stock Exchange. The Republic has been advised by the Dealer Managers that they intend to make a market in the Global Bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Global Bonds. The price at which the Global Bonds will trade in the secondary market is uncertain.

     The Dealer Managers or the underwriters may purchase and sell the Global Bonds in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover short positions created by the Dealer Managers or the underwriters in connection with the Global Bond Offering. Short sales involve the sale by the Dealer Managers or underwriters of a greater aggregate principal amount of Global Bonds than they own or have a right to purchase. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Global Bonds while the offering is in progress. These activities may stabilize, maintain or otherwise affect the market price of the Global Bonds. As a result, the price of the Global Bonds may be higher than the price that otherwise might exist in the open market. However, the Dealer Managers and underwriters do not make any representation or prediction as to the effect of such transactions on the price of the Global Bonds. Once these activities are commenced, they may be discontinued by the Dealer Managers or underwriters at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

     The address of Barclays Capital Inc. is 200 Park Avenue, New York, New York 10166 and the address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is 4 World Financial Center, New York, New York 10080.

JURISDICTIONAL RESTRICTIONS

     The distribution of the Global Bond Offering materials and the transactions contemplated by the Global Bond Offering materials may be restricted by law in certain jurisdictions. Persons into whose possession the Global Bond Offering materials come are required by the Republic to inform themselves of and to observe any of these restrictions.

•	The Global Bond Offering materials do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.

•	In any jurisdiction in which the Global Bond Offering is required to be made by a licensed broker or dealer and in which the lead manager or any of its affiliates is so licensed, it shall be deemed to be made by the lead manager or such affiliate on behalf of the Republic.

Argentina

     The Global Bonds have not been registered with the Comisión Nacional de Valores and may not be offered or sold to the public in Argentina and neither the Global Bond Offering materials nor any other materials related to the Invitation or information contained therein relating to the Global Bonds may be released, issued or distributed or caused to be released, issued or distributed to the public in Argentina. The Global Bond Offering materials may not be publicly distributed in Argentina. Neither the Republic nor the Dealer Managers will solicit the public in Argentina in connection with the Global Bond Offering.

Australia

     This is not a prospectus, any other form of disclosure document or product disclosure statement within the meaning of the Corporations Act 2001 (Cth), and has not been lodged with the Australian Securities and Investments Commission.

     The Global Bonds are “financial products” for the purposes of the Corporations Act 2001 (Cth). The issue of the Global Bonds does not require the lodgement of statutory documents within Australia. The applicable provisions of the Corporations Act 2001 (Cth) must be complied with in respect of anything done in relation to the Global Bond Offering in, from or otherwise involving Australia.

     The Global Bonds are not guaranteed by the Commonwealth of Australia.

     WARNING TO AUSTRALIAN INVESTORS:

     No financial product advice is provided in the Invitation related to the issue of Global Bonds and nothing in the documentation should be taken to constitute a recommendation or statement of opinion that is intended to influence a person or persons in making a decision to invest in the issue of Global Bonds.

     The Invitation does not take into account the objectives, financial situation or needs of any particular person.

     Before acting on the information contained in the Invitation, or making a decision to invest in the issue of Global Bonds, investors should seek professional advice as to whether participation in the issue of Global Bonds is appropriate in light of their own circumstances.

Austria

     No Austrian prospectus has been deposited with Oesterreichische Kontrolibank AG, and the Global Bonds may not be publicly offered or sold in Austria. In addition, (a) no public offer of the Global Bonds is being made in

Austria, (b) the Global Bond Offering is a private placement in Austria and (c) the offering of the Global Bonds is only made in Austria to persons who trade or invest in securities in the conduct of their trade, profession or occupation within the meaning of Section 3 para. 1 no. 11 of the Capital Markets Act of Austria.

Bahamas

     For assistance in connection with the Global Bond Offering, you may contact one of the Dealer Managers at the telephone numbers listed on the back cover page of this prospectus supplement. If you have any questions about the Global Bond Offering and/or doubts about its terms and conditions, you should consult with your stockbroker, bank manager, counsel and attorney, accountant or other financial adviser. Neither the Republic nor the Dealer Managers have expressed any opinion as to whether the terms of the Global Bond Offering are fair.

     You should be aware that:

•	we can give no assurance regarding the liquidity of the trading market for the Global Bonds,

•	the price at which the Global Bonds may trade in the secondary market is uncertain, and

•	the price of the Global Bonds, as well as the value of your overall investment, may go down as well as up.

     The Republic accepts responsibility for the information it has provided in this prospectus supplement. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in the prospectus supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

     If you are a Bahamian resident, you are subject to Bahamian Exchange Control Regulations.

Bahrain

     The Bahrain Monetary Agency has neither reviewed this prospectus supplement nor approved the contents thereof.

Belgium

     The Global Bond Offering has not been notified to, and this prospectus supplement has not been approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances /Commissie voor het Bank-Financic-en Assurantiewezen). Accordingly, the Invitation may not be advertised, the Global Bond Offering materials may not be distributed, and the Global Bonds may not be offered or sold, in each case directly or indirectly, to any persons in Belgium other than the following, acting for their own account: (i) the Belgian State, Regions and Communities; (ii) the European Central Bank, the National Bank of Belgium, the Fonds des Rents/Rentefonds, the Fonds de Protection des dépôts et des instruments financiers/Beschermingsfonds voor deposito’s en financiële instrumenten and the Caisse des Dépôts et Consignations/Deposito en Consignatiekas; (iii) the Belgian and foreign credit institutions referred to in Article 1, paragraph 2 of the Belgian Act of 22 March 1993; (iv) the Belgian and foreign investment firms the normal activity of which consists in the rendering of professional investment services within the meaning of Article 46, 1º of the Belgian Act of 6 April 1995; (v) institutions for collective investment referred to in Book III of the Belgian Act of 4 December 1990 on financial transactions and financial markets and any other foreign institution for collective investment; (vi) insurance companies and institutions referred to in Article 2 §§1 and 3 of the Belgian Act of 9 July 1975 on the supervision of insurance companies; foreign insurance companies and pension funds which do not operate in Belgium; and Belgian and foreign reinsurance companies; (vii) capitalization companies referred to in the Belgian Royal Decree Nr. 43 of 15 December 1934 on the supervision of capitalization companies; (viii) holding companies referred to in the Belgian Royal Decree Nr. 64 of 10 November 1967 organizing the status of holding companies; and any other companies which main effective activity consists in the acquisition of securities representing the capital of other companies or that acquire securities which give the right to, or commit to, the subscription or acquisition of such securities; (ix)

coordination centers referred to in the Belgian Royal Decree No. 187 of 30 December 1982 on the incorporation of co-ordination centers; (x) companies of which the financial instruments are admitted on a regulated market within the meaning of Article 1, §3 of the Belgian Act of 6 April 1995, or on any other foreign market that has been recognized, is normally functioning and is accessible to the public, and the consolidated net assets of which are at least twenty five million euro; and (xi) companies, funds or similar entities constituted under foreign law the main activity of which is the investment in debt certificates or participations of institutions for collective investment and which finance such investments through the issuance in Belgium of securities offered only to persons and institutions referred to under (i) to (x) above or through the issuance of securities abroad.

Bermuda

     Investors deemed resident in Bermuda for exchange control purposes may require the approval of the Bermuda Monetary Authority prior to investing in the Global Bonds.

Brazil

     The Global Bonds may not be offered or sold to the public in Brazil. Accordingly, the Global Bond Offering has not been nor will it be registered with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission) nor has it been submitted to the foregoing agency for approval. Documents relating to the Global Bond Offering, as well as the information contained therein, may not be supplied to the public in Brazil, as the offering of the Global Bonds pursuant to the Global Bond Offering is not a public offering of securities in Brazil, nor be used in connection with any offer for subscription or sale of Global Bonds to the public in Brazil.

Canada

     Provinces

     The Global Bond Offering may only be made to investors located in the provinces of Ontario and Quebec.

     Responsibility

     Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any dealer as to the accuracy or completeness of the information contained in the Invitation materials or any other information provided by the Republic in connection with the Global Bond Offering.

     Representations of Participants

     Each Canadian investor who participates in the Global Bond Offering will be deemed to have represented to the Republic, the dealer managers and any dealer participating in the Global Bond Offering that: (i) the Global Bond Offering was made exclusively through the Global Bond Offering materials and was not made through an advertisement of the securities offered hereby in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada, (ii) where required by law, the investor is participating in the Global Bond Offering as principal for its own account and not as agent, and (iii) such investor, or where permitted by law any ultimate investor for which such investor is acting as agent, is entitled under applicable Canadian securities laws to participate in the Global Bond Offering without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of an investor located in Ontario, such investor, or any ultimate investor for which such investor is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 Exempt Distributions and is a person with which a dealer registered as an international dealer in Ontario may transact and (b) in the case of an investor located in Québec, such investor is a “sophisticated purchaser” within the meaning of sections 44 or 45 of the Securities Act (Québec).

     Taxation and Eligibility for Investment

     Any discussion of taxation and related matters contained in the Invitation materials does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to participate in the Invitation. Canadian participants in the Invitation should consult their own legal and tax advisers with respect to the tax consequences of their participation in the Invitation or an investment in the new securities in their particular circumstances under relevant Canadian legislation and regulations.

     Enforcement of Legal Rights

     The Republic is a foreign sovereign state. Therefore, it may not be possible for Canadian investors to effect service of process within Canada upon the Republic or to satisfy a judgment against the Republic in Canada or to enforce a judgment obtained in a Canadian court against the Republic.

     Language of Documents

     Each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

     Rights of Action for Damages or Rescission – Ontario

     Securities legislation in Ontario provides that every purchaser of Global Bonds pursuant to this prospectus supplement shall have a statutory right of action for damages or rescission against the Republic in the event this prospectus supplement contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase Global Bonds offered by this prospectus supplement during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Republic shall have no right of action for damages. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right or remedy the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them. The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which the Republic may rely. As the Republic is a foreign sovereign state, the enforceability of these rights may be limited.

Colombia

     This prospectus supplement does not constitute and may not be used for, or in connection with a public offer as such procedure is defined under the laws of the Republic of Colombia, and shall be valid in Colombia only to the extent permitted by Colombian law. The Global Bonds have not been registered in the Republic of Colombia and may only be exchanged within the territory of the Republic of Colombia to the extent permitted by applicable law. The information contained in this prospectus supplement is provided only for assistance purposes and no representation or warranty is made as to the accuracy or completeness of the information contained herein.

     The Global Bonds have not been registered with the Colombian Superintendency of Securities (Superintendencia de Valores), and therefore they are not intended to be part of any public offer in Colombia as such term is defined by the Colombian Securities Market Law (Resolution 400 of 1995 issued by the Colombian Superintendency of Securities).

Denmark

     This prospectus supplement has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. The Global Bonds have not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued pursuant to Chapter 12 of the Danish Act on Trading in Securities as amended from time to time.

Finland

     The Global Bonds may not be brought into general circulation, offered or sold, directly or indirectly, to any resident of the Republic of Finland or in the Republic of Finland, except pursuant to applicable Finnish laws and regulations and especially in compliance with the Finnish Securities Market Act (1989/495), as amended, and any regulation made thereunder, as supplemented and amended from time to time.

France

     The Global Bonds may not be offered or sold (including by way of exchange for Old Bonds) to the public in France and neither this prospectus supplement, which has not been submitted to the clearance procedure of the French authorities, nor any other offering material or information contained therein relating to the Global Bonds may be released, issued, or distributed or caused to be released, issued, or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription or sale of the Global Bonds (including any invitation to exchange, or exchange, of Old Bonds for Global Bonds) to the public in France. Any such offers, sales, exchanges and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) and/or (ii) a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Article L. 411-2 of the Code monétaire et financier and Décret no. 98-880 dated October 1, 1998, as modified. The Global Bonds may be resold only in compliance with Articles L. 411-1 et seq., L. 412-1 and L. 621-8 of the Code monétaire et financier.

Germany

     No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Global Bonds, or distribution of a prospectus or any other offering material relating to the Global Bonds. In particular, no sales prospectus (Verkaufsprospekt) within the meaning of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of December 13, 1990, as amended, (the “German Sales Prospectus Act”) has been or will be published within the Federal Republic of Germany, nor has this prospectus supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of global bonds or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Sales Prospectus Act.

Greece

     Neither the offering or sale of the Global Bonds nor this prospectus supplement has been submitted to the approval procedure of the Hellenic Capital Market Commission (“CMC”) provided by Presidential Decree 52/1992 and article 10 of Law 876/1979. Consequently, no advertisement of any kind, notifications, statements or other actions are permitted to be taken in the Hellenic Republic with a view to attracting the public therein to acquire any of the Global Bonds, including the distribution or delivery of this prospectus supplement. Persons into whose possession this prospectus supplement may come are required by the Republic and the Dealer Managers to inform themselves about and to observe any procedure and restrictions deriving from the application of these provisions

Hong Kong

     With respect to persons in Hong Kong, the Global Bond Offering is only made to and is only capable of acceptance by persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

     The Dealer Managers and the Republic have agreed that they have not issued and will not issue any Global Bond Offering materials or advertisements relating to the Global Bonds in Hong Kong, unless if permitted to do so by the securities laws of Hong Kong, other than with respect to the Global Bonds which are intended to be disposed of only:

•	to persons outside of Hong Kong, or

•	to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Ireland

     The Global Bond Offering is not subject to the prospectus requirements under the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland or under the Companies Acts, 1963 to 2001 of Ireland and no registration of any prospectus or other offering material will be made in Ireland in relation to the Global Bond Offering.

     The Global Bond Offering is not available to individuals in Ireland, unless those individuals themselves provide investment business services or investment advice (each as defined in the Investment Intermediaries Act, 1995 (as amended) of Ireland) on a professional basis. Each of the Dealer Managers agrees not to make the Global Bond Offering into, or to distribute any prospectus, offering material or other advertisement connected with the Global Bond Offering, to any individual in Ireland, unless that individual himself or herself provides such investment business services or investment advice on a professional basis.

Italy

     The public will not be solicited in connection with the Global Bond Offering, and neither of the Dealer Managers will offer, sell or deliver any Global Bonds in Italy or distribute copies of this prospectus supplement, the accompanying prospectus or any offering documents relating to the Global Bonds in Italy.

Japan

     The Global Bonds have not been and will not be registered under the Securities and Exchange Law of Japan. The Global Bonds (or any beneficial interest therein) may not be transferred by any holder thereof in Japan to any other person unless such Global Bonds (or such beneficial interests therein) and all other Global Bonds (or beneficial interests therein) acquired by such holder are transferred in one lot to a single person, or to a non-resident of Japan (as defined in the Foreign Exchange and Foreign Trade Law of Japan).

Jersey

     No advice on the merits of the purchase, sale, subscription for or underwriting of any investment referred to or described in this prospectus supplement or the exercise of any rights conferred by any such investment is being given by the Republic or either of the Dealer Managers.

     The Global Bond Offering materials shall not be circulated in Jersey (or made available on a website accessible to residents of Jersey) unless an identical offer is, for the time being, being circulated in the United Kingdom without contravening the provisions of the Borrowing (Control and Guarantees) Act 1946 or the Financial Services and Markets Act 2000 or the Companies Act 1985 of the United Kingdom.

Luxembourg

     The Dealer Managers have represented and agreed that they will not publicly offer or sell any Global Bonds in the Grand Duchy of Luxembourg, except for Global Bonds listed on the Luxembourg Stock Exchange through such Exchange and for Global Bonds for which the requirement of Luxembourg law concerning public offerings of securities have been met.

Mexico

     The Global Bonds have not been registered with the National Registry of Securities of Mexico, which is maintained by the Mexican National Banking and Securities Commission, and may not be offered or sold publicly in Mexico. The Global Bond Offering materials may not be publicly distributed in Mexico.

The Netherlands

     The Global Bonds may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade. These include:

•	banks,

•	pension funds,

•	insurance companies,

•	securities intermediaries (including dealers and brokers), and

•	other institutional investors and commercial enterprises, which regularly, as an ancillary activity, invest in securities.

Norway

     The contents of this prospectus supplement have not been approved by or registered with the Oslo Stock Exchange or the Norwegian Company Registry, cf. the Norwegian Securities Trading Act Section 5-1. The Invitation may therefore not be directed to more than fifty persons resident in Norway.

Panama

     The Global Bonds have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law N° 1 of July 8, 1999 (the “Panamanian Securities Law”) and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law.

Peru

     The Global Bond Offering has not been registered in Registro Público del Mercado de Valores of the Comisión Nacional Supervisora de Empresas y Valores –CONASEV- and, therefore, the Global Bonds may not be offered or sold publicly in Peru.

Portugal

     The Global Bond Offering has not been registered with the Portuguese Stock Exchange Commission and, therefore, the Global Bonds may not be offered or sold publicly in Portugal. In addition, the Global Bond Offering materials may not be addressed to more than 200 persons resident in Portugal and may not be partially or totally preceded or executed with prospecting or marketing activities in Portugal. In addition the Global Bond Offering materials may not be publicly distributed in Portugal.

Singapore

     This prospectus supplement and the accompanying prospectus have not been registered with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Global Bonds may not be circulated or distributed, nor may the Global Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

South Korea

     None of the Global Bonds may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in the Republic of Korea (“Korea”) or to any resident of Korea except pursuant to applicable laws and regulations of Korea. For a period one year from the issue date of the Global Bonds, no holder of the Global Bonds who is in Korea or resident of Korea may transfer the Global Bonds in Korea or to any resident of Korea unless such transfer involves all of the Global Bonds held by it. In addition, no offer for the Old Bonds in exchange for the Global Bonds may be made, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea

Spain

     The Global Bond Offering has not been registered with the National Commission for Securities Markets. Therefore, no Global Bonds may be offered, sold or delivered, nor any offer in respect of Old Bonds be made, nor may any prospectus or any other offering or publicity material relating to the Global Bond Offering or the Global Bonds be distributed, in the Kingdom of Spain by the Republic, by the Dealer Managers or any other person on its or their behalf.

Sweden

     No offer for subscription or purchase or issue of an invitation to subscribe for or buy or sell Global Bonds or distribution of a draft or definitive document in relation to any such offer, invitation or sale in the Kingdom of Sweden may occur except in compliance with the laws of the Kingdom of Sweden.

Switzerland

     The Global Bond Offering is made in Switzerland on the basis of a private placement, not as a public offering. The Global Bonds will not be listed on the SWX Swiss Exchange. This prospectus supplement does not, therefore, constitute a prospectus within the meaning of Art. 625a or 1156 of the Swiss Federal Code of Obligations or Arts. 32 et seq. of the Listing Rules of the SWX Swiss Exchange.

Turkey

     The Global Bonds have not been registered with the Turkish Capital Market Board and therefore cannot be offered or sold publicly in Turkey. The Global Bond Offering materials, including the information contained in this prospectus supplement, may not be publicly distributed in Turkey, as the offering of the Global bonds is not a public offering of securities in Turkey.

United Arab Emirates

     The Global Bond Offering is not intended to constitute a public offer or a sale or delivery of Global Bonds in the U.A.E. No approval of the U.A.E. Central Bank is required or has been obtained for the Global Bond Offering. The Global Bonds have not been and will not be registered under U.A.E. Central Bank Circular 22/99 or Federal Law No. 4 of 2000 concerning the Emirates Securities and Commodities Authority and the Emirates Securities and Commodities Exchange, or with the U.A.E. Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other U.A.E. exchanges.

United Kingdom

     The applicable provisions of the Financial Services Act of 1986 must be complied with in respect of anything done in relation to the Global Bond Offering in, from or otherwise involving the United Kingdom.

VALIDITY OF THE GLOBAL BONDS

     The validity of the Global Bonds will be passed upon for the Republic by Ramos, Ferreira y Vera, S.C., Venezuelan counsel to the Republic, and by Arnold & Porter LLP, New York, New York, United States counsel to Venezuela, and for the Dealer Managers by Sullivan & Cromwell LLP, New York, New York, United States counsel to the underwriter, and by d’Empaire, Reyna, Bermudez Abogados, Venezuelan counsel to the underwriter. As to all matters of Venezuelan law, Arnold & Porter LLP may rely on the opinion of Ramos, Ferreira y Vera, S.C. and Sullivan & Cromwell LLP may rely on the opinion of d’Empaire, Reyna, Bermudez Abogados. As to all matters of United States law, Ramos, Ferreira y Vera, S.C. may rely on the opinion of Arnold & Porter LLP and d’Empaire, Reyna, Bermudez Abogados may rely on the opinion of Sullivan & Cromwell LLP.

AUTHORIZED REPRESENTATIVE

     The authorized representative of the Republic in the United States of America is the Ambassador of the Bolivarian Republic of Venezuela to the United States of America, whose address is:

Embassy of Venezuela
1099 30th Street, N.W.
Washington, D.C. 20007

GENERAL INFORMATION

Due Authorization

     The creation and issuance of the Global Bonds was authorized pursuant to the Organic Law of the Financial Administration of the Public Sector, the Special Annual Indebtedness Law for Fiscal Year 2004, the approval of the Permanent Finance Committee of Venezuelan National Assembly N° CPF Ext N°1260 dated September 19, 2004 and the approval of the Vice-President of the Republic in consultation with the Council of Ministers N°386 dated September 14, 2004. The execution of the Banco Central Undertaking was authorized by the Board of Directors of Banco Central on September 28, 2004.

Listing and Listing Agent

     Application has been made to list the Global Bonds on the Luxembourg Stock Exchange. The legal notice relating to the issue of the Global Bonds will be lodged with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés à Luxembourg). For so long as the Global Bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

     The Luxembourg listing agent, from whom copies of the Global Bond Offering materials may be obtained in Luxembourg, is Dexia Banque Internationale Luxembourg S.A., 69, route d’Esch, L-2953 Luxembourg.

Litigation

     Except as described herein, or in, or incorporated by reference in, the accompanying prospectus, neither the Republic nor any governmental agency of the Republic is involved in any litigation or arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the Global Bonds and that would materially and adversely affect the Republic’s ability to meet its obligations under the Global Bonds and the Fiscal Agency Agreement with respect to the Global Bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as the Republic is aware, threatened.

Documents Relating to the Global Bonds

     Copies of the Fiscal Agency Agreement and the form of Global Bonds may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the office of the Fiscal Agent specified on the back cover of this prospectus supplement.

Where You Can Find Additional Information

     The SEC maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC. Copies of reports and information filed with the SEC by the Republic, including its annual report on Form 18-K, will be available free of charge at the office of the Luxembourg listing agent.

Clearing

     The Global Bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (Common Code: 020241519; ISIN: US922646BM57; CUSIP: 922646BM5).

BOLIVARIAN REPUBLIC OF VENEZUELA

U.S.$4,800,000,000

Debt Securities

The Bolivarian Republic of Venezuela, referred to in this document as Venezuela or the Republic, may offer up to U.S.$4,800,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities consisting of bonds, debentures and notes, referred to in this document as Debt Securities. Venezuela may, however, increase that aggregate principal amount if, in the future, Venezuela determines that it wishes to sell additional Debt Securities.

This prospectus is part of a registration statement that Venezuela filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. This means:

•	Venezuela may issue the Debt Securities covered by this prospectus from time to time;

•	Venezuela will provide a prospectus supplement each time it issues the Debt Securities; and

•	the prospectus supplement will provide specific information about the terms of that issuance and may also add, update or change information contained in this prospectus.

You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Venezuela may sell the Debt Securities through underwriters or dealers, through agents designated from time to time, or directly.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2004.

Table of Contents

Official Statements	3
Enforcement of Civil Liabilities	3
Forward-Looking Statements	3
Use of Proceeds	5
About this Prospectus	5
Where You Can Find Additional Information	6
Description of the Debt Securities	7
Debt Record	15
Banco Central Undertaking	16
Plan of Distribution	17
Legal Matters	18
Authorized Representative	18

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Venezuela has not authorized anyone to provide you with different or additional information. Venezuela is not making an offer to sell these Debt Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of the respective documents. The information contained or incorporated by reference in this prospectus is qualified in its entirety by the supplementary information contained in any prospectus supplement.

Official Statements

Information in this prospectus or any prospectus supplement which is identified as being derived from a publication of, or supplied by, Venezuela or one of Venezuela’s agencies or instrumentalities, is included in such document on the authority of that publication as an official public document of the Bolivarian Republic of Venezuela. All other information included in this prospectus, any prospectus supplement and the registration statement of which this prospectus is a part, is included as a public official statement made on the authority of Tobías Nóbrega Suárez, Minister of Finance. Unless otherwise noted, information contained herein for the years 2001, 2002 and 2003 provided by Banco Central de Venezuela, Venezuela’s central bank, which is referred to in this document as Banco Central, is considered preliminary until Banco Central has published that information in its Annual Report of National Accounts for the year following the year to which the data relates.

Enforcement of Civil Liabilities

Venezuela is a foreign state. As a result, you may not be able to effect service of process within the United States against Venezuela or enforce against Venezuela judgments in the courts of the United States predicated on the civil liability provisions of the federal or state securities laws of the United States. Venezuela has agreed to submit to the jurisdiction of United States federal and New York state courts located in the Borough of Manhattan, New York, New York, the courts of England located in London and the courts of Venezuela located in Caracas, and has waived some immunities and defenses in actions that might be brought against Venezuela with respect to the Debt Securities. Under Venezuelan law, neither Venezuela nor any of Venezuela’s property have any immunity from the jurisdiction of any court or from set-off or any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution or otherwise), except that Venezuela, as well as Venezuela’s properties located in Venezuela, have immunity from set-off, attachment prior to judgment, attachment in aid of execution of judgment and execution of a judgment in actions and proceedings in Venezuela.

Forward-Looking Statements

This prospectus, any prospectus supplement and any documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Venezuela’s beliefs and expectations, are forward-looking statements. Specifically, words such as “anticipates”, “estimates”, “expects”, “intends”, “plans”, “seeks”, “believes” and “will”, and words and terms of similar substance used in connection with any discussion of future economic, social or political developments, identify forward-looking statements. These statements are based on current plans, objectives, estimates and projections and you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Venezuela undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements include, but are not limited to:

•	Venezuela’s statements regarding its prospects for political stability;

•	Venezuela’s plans with respect to the implementation of its economic plan;

•	Venezuela’s outlook for inflation, interest rates and the fiscal accounts; and

•	Venezuela’s success in the development of the non-petroleum sectors of the economy.

Forward-looking statements involve inherent risks. Venezuela cautions you that many factors could affect the future performance of the Venezuelan economy. These factors include, but are not limited to:

External factors, such as:

•	higher international interest rates, which could increase Venezuela’s debt service requirements and require a shift in budgetary expenditures toward additional debt service;

•	lower oil prices, which could decrease Venezuela’s fiscal and foreign exchange revenues and could negatively affect Venezuela’s tax receipts, the balance of payments and the level of international reserves;

•	recession or low growth in Venezuela’s trading partners, which could lead to fewer exports from Venezuela and, therefore, affect Venezuela’s growth;

•	damage to the international capital markets for emerging markets issuers caused by economic conditions in other emerging markets, which could affect Venezuela’s ability to engage in planned borrowing;

•	changes in import tariffs and exchange rates of other countries, which could harm Venezuelan exporters and, as a consequence, have a negative impact on the growth of Venezuela’s economy;

•	changes in the international prices of commodities; and

•	the decisions of international financial institutions, such as the International Monetary Fund, referred to as the IMF, the Inter-American Development Bank, referred to as the IADB, Corporación Andina de Fomento, referred to as the CAF and the International Bank for Reconstruction and Development, referred to as the World Bank, regarding the terms of their financial assistance to the Republic.

Internal factors, such as:

•	continued political instability, including further developments and events with respect to the referendum being proposed by the political opposition to President Chávez;

•	the ability of Petróleos de Venezuela, S.A., referred to as PDVSA, the government-owned oil company, to sustain normalized production levels following its virtual shutdown during the general strikes from December 2, 2002 through February 3, 2003;

•	the effect of the Venezuelan Government’s exchange control regime on the ability of domestic and international businesses to obtain foreign currency to pay for imported goods and raw materials, as well as Venezuela’s ability to attract foreign investment;

•	the Venezuelan Government’s ability to pass legislation in support of Venezuela’s economic plan, as well as public support for legislation that has been enacted as part of Venezuela’s economic plan;

•	the effectiveness of the Venezuelan Government’s economic plan, including its institution of exchange and price controls in February 2003;

•	the stability of the banking system;

•	the continuing political and economic impact of Venezuela’s new Constitution, which was enacted in 1999;

•	general economic and business conditions in Venezuela, including a decline in foreign direct and portfolio investment, high domestic inflation, high domestic interest rates and increased unemployment, each of which could lead to lower levels of growth, lower international reserves and diminished access of both the government and Venezuelan businesses to international capital markets;

•	foreign currency reserves; and

•	the level of domestic debt.

Use of Proceeds

Unless otherwise specified in the applicable prospectus supplement, Venezuela will use the net proceeds from the sale of the Debt Securities for general purposes, including the refinancing of Venezuela’s domestic and external indebtedness. Such refinancings may be effectuated through the acquisition of outstanding Debt Securities through open-market purchase, tender or exchange, subject to certain conditions.

About this Prospectus

This prospectus is part of a registration statement that Venezuela filed with the U.S. Securities and Exchange Commission, or SEC, under a “shelf” registration process. Under this shelf process, Venezuela may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total US dollar equivalent amount of U.S.$4,800,000,000. This prospectus provides you with basic information about Venezuela and a general description of the debt securities Venezuela may offer. Each time Venezuela sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Venezuela, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

Where You Can Find Additional Information

Venezuela files Annual Reports with the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Venezuela and may be accompanied by exhibits. You may read and copy any document Venezuela files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Rooms. These documents and the Republic’s future filings with the SEC will be, available through the SEC’s Internet site at http://www.sec.gov.

The SEC allows Venezuela to “incorporate by reference” the information Venezuela files with it. This means that Venezuela can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Venezuela incorporates by reference each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/ A (including all exhibits), filed with the SEC by Venezuela on or subsequent to the date of this prospectus until it sells all of the debt securities covered by this prospectus. Each time Venezuela files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. You may request a free copy of the Annual Reports, amendments to the Annual Reports and other information mentioned above by writing or calling Venezuela at:

Ministerio de Finanzas

Avenida Urdaneta, Esquina de Carmelitas
Edificio Sede del Ministerio de Finanzas
Piso 9
Caracas, Venezuela
Atencion: (i) Jefe de la Oficina Nacional de Credito Publico
(ii) Director de Administracion de la Deuda
telephone: 58-212-802-1880
facsimile: 58-212-802-1893

Unless otherwise specified or the context requires, references to “dollars”, ‘$”, “U.S.$”, “US$”, “US dollars” and “U.S. dollars” are to United States dollars, references to “Bolívares” and “Bs.” are to Venezuelan Bolívares, references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union, references to “¥” are to Japanese yen and references to “bpd” are to barrels per day. As used in this prospectus, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Unless otherwise noted herein, all references to Venezuelan Bolívares refer to nominal Bolívares.

Certain amounts that appear in this prospectus or any prospectus supplement may not sum because of rounding adjustments.

Description of the Debt Securities

This prospectus provides you with a general description of the securities that Venezuela may offer. Each time Venezuela sells securities, Venezuela will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Venezuela will issue the Debt Securities under a fiscal agency agreement, dated July 25, 2001, by and among Venezuela, Banco Central, Deutsche Bank AG and Deutsche Bank Trust Company Americas, formerly named Bankers Trust Company. This fiscal agency agreement has been amended to provide for the issuance of Debt Securities containing the collective action clauses described in ‘—Meetings and Amendments— Approval (Collective Action Securities)”. The fiscal agency agreement, together with the amendment thereto, are referred to in this document as the Fiscal Agency Agreement. Venezuela may replace the fiscal agent at any time. The fiscal agent is not a trustee and does not have the same responsibilities or the same duties a trustee would have toward the holder of the Debt Securities. Venezuela may maintain deposit accounts and conduct other ordinary banking transactions with the fiscal agent.

The following description is a summary of the material provisions of the Debt Securities and the Fiscal Agency Agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in these Debt Securities. Therefore, you should read the Fiscal Agency Agreement and the form of the Debt Securities in making your decision on whether to invest in the Debt Securities. Venezuela has filed a copy of these documents with the SEC and at the office of the fiscal agent.

General Terms

The prospectus supplement relating to any series of Debt Securities offered will include specific terms relating to the Debt Securities. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the Debt Securities bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Venezuela to redeem the Debt Securities at Venezuela’s option;

•	any provisions that entitle you to early repayment at your option;

•	the currency or currencies that you may use to purchase the Debt Securities and that Venezuela may use to pay principal, any premium and interest;

•	the form of debt security-global or certificated and registered or bearer;

•	any index Venezuela will use to determine the amount of principal, any premium and interest payment; and

•	any other terms of the Debt Securities that do not conflict with the provisions of the Fiscal Agency Agreement.

Venezuela may issue Debt Securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any Debt Security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible Debt Security.

Venezuela may issue Debt Securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Venezuela will describe the United States federal income tax consequences and any other relevant considerations in the applicable prospectus supplement for any issuance of debt securities.

Nature of Obligation

The Debt Securities will be the general, direct, unconditional, unsecured and unsubordinated obligations of Venezuela. The Debt Securities will rank equally in right of payment among themselves and with all of Venezuela’s other unsecured and unsubordinated external indebtedness. Venezuela has pledged Venezuela’s full faith and credit for the payment of all amounts on the Debt Securities.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Venezuela will issue Debt Securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Payment of Principal and Interest

Venezuela will make payments on global Debt Securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders.

Venezuela will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the Debt Securities. Venezuela will make payments of interest by check mailed to the registered holders of the Debt Securities at their registered addresses.

Any money that Venezuela pays to the fiscal agent for payment on any Debt Security that remains unclaimed for two years will be returned to Venezuela. Afterwards, the holder of such Debt Security may look only to Venezuela for payment.

Additional Amounts

Venezuela will make all principal and interest payments on the Debt Securities without deducting or withholding any present or future Venezuelan taxes, unless the deduction or withholding is required by law. In the event that Venezuela is required to make any deductions, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

Venezuela will not, however, pay any additional amounts in connection with any tax, assessment or other Governmental charge that is:

•	imposed on or measured by a holder’s income or assets by the jurisdiction in which the holder is incorporated;

•	imposed on or measured by a holder’s income or assets by any jurisdiction in which the holder has a principal place of business, resides or is otherwise deemed to be doing business or maintaining a permanent establishment under any income tax treaty; or

•	imposed on a holder by any jurisdiction outside of Venezuela for any reason except as a result of Venezuela’s action.

Redemption and Repurchase

Unless otherwise provided in the prospectus supplement for an offering, the Debt Securities will not be redeemable prior to maturity at Venezuela’s option or repayable before maturity at the option of the holders. Nevertheless, Venezuela may at any time purchase the Debt Securities in the open market or otherwise and hold or resell them or surrender them to the fiscal agent for cancellation.

Negative Pledge

Venezuela agrees that, after any Debt Security has been issued and for so long as that Debt Security remains outstanding, if any lien on oil or accounts receivable on oil (other than a lien Venezuela is permitted to create as described below) is created by Venezuela, Banco Central or any other Governmental agency, after the date of issuance of that Debt Security, to secure any of Venezuela’s external public debt, Venezuela will cause such lien to equally and ratably secure Venezuela’s obligations under that Debt Security.

For the purposes of this agreement regarding Venezuela’s liens:

“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance on any asset or revenues of any kind;

“oil” means hydrocarbons and their products and derivatives produced in Venezuela but excludes Orimulsion®, products derived from Orimulsion®, natural gas, coal and petrochemicals; and

“external public debt” means Venezuela’s debt or any of a number of specified Venezuelan public sector entities which is denominated or payable in a foreign currency.

Important exceptions apply in some cases. Venezuela is permitted to create a lien if:

•	at the time the lien is created, no default in the payment of amounts owed under the Debt Securities or the bonds Venezuela issued to implement the 1990 Financing Plan exists (unless the proceeds of the financing secured by the lien are used to make or secure on a ratable basis amounts due on the Debt Securities); and

•	operating reserves maintained by Banco Central (as certified by Banco Central) are greater than the sum of (a) two months of imports into Venezuela of goods and services (including interest payments with respect to Venezuela’s external public debt) and (b) two months of principal payments with respect to the 1990 Financing Plan bonds and any other external public debt held by commercial banking institutions (measured in each case on the basis of imports and interest and principal payments during the preceding six months); and

•	the aggregate principal amount of all external public debt secured by liens on oil or accounts receivables on oil (including the external public debt to be secured by the new lien and other external public debt to be simultaneously secured by liens on oil or accounts receivable on oil)

paid, due or scheduled to fall due in the current calendar year, and the aggregate outstanding principal amount of all such external public debt scheduled to fall due in each subsequent calendar year, is in each such year less than an amount equivalent to 17.5% of the aggregate revenues from the export of oil during the 12-month period preceding the creation of the new lien (Banco Central will certify the amount of such external public debt and Venezuela will certify the amount of such revenues); and

•	the aggregate outstanding principal amount of all external public debt secured by liens on oil or accounts receivable on oil (including the external public debt to be secured by the new lien and other external debt to be secured by liens on oil or accounts receivable on oil) is less than an amount equivalent to 55% of the aggregate revenues from the export of oil during the 12-month period preceding the creation of the new lien (Banco Central will certify the amount of such external public debt and Venezuela will certify the amount of such revenues); or

•	the lien arises pursuant to an order of attachment, distraint or similar legal process and the execution or enforcement of the lien is effectively stayed, the related claims are being contested in good faith and the lien is released or discharged within one year of its imposition; or

•	the lien arises by operation of law (and not pursuant to any agreement) and has not been foreclosed or otherwise enforced against the oil or accounts receivable on oil to which the lien applies.

Default and Acceleration of Maturity

Each of the following is an event of default under a series of Debt Securities:

Non-Payment: Venezuela fails to pay any principal, premium, if any, or interest on any Debt Security of that series within 30 days of when the payment was due; or

Breach of Other Obligations: Venezuela fails to perform any other material obligation contained in the Debt Securities of that series or the Fiscal Agency Agreement and that failure continues for 90 days after any holder of the Debt Securities of that series gives written notice to Venezuela at the specified office of the fiscal agent; or

Breaches of Remittance Obligations by Banco Central: (i) Banco Central fails to remit U.S. dollars for principal and interest payments on the Debt Securities after receipt of payment from Venezuela of the corresponding amount of Bolívares or (ii) Banco Central withdraws any amount held on deposit with any holder or the fiscal agent after the holder or the fiscal agent has given notice to Banco Central that it intends to set off the missed payment from the deposited amount; and the failure continues for 30 days after written notice is given to Venezuela or Banco Central by the fiscal agent or given by any holder at the specified office of the fiscal agent; or

Breaches of Other Obligations by Banco Central: Banco Central fails to perform any obligation under the Banco Central Undertaking (other than those described above) and the failure continues for 90 days after written notice is given to Venezuela or Banco Central by any holder at the specified office of the fiscal agent; or

Acceleration of Payment on any Debt Obligation: As a result of any default or event of default related to any securities or other instruments of a type offered in the capital markets denominated or payable in a currency other than Bolívares, other than the Debt Securities, any holder accelerates or declares the debt obligation to be due and payable prior to the date of its stated maturity; or

Moratorium on, or Failure to Perform, Obligations: Venezuela or Banco Central either declares a moratorium on, or fails generally to pay or perform, Venezuela’s obligations under any securities or other instruments of a type offered in the capital markets denominated or payable in a currency other than Bolívares; or

Judgment Against Venezuela or Banco Central: A final judgment, decree or order by a court of competent jurisdiction for the payment of money in an amount greater than U.S.$100,000,000 has been entered against Venezuela or Banco Central and 30 days have passed without it being satisfied or stayed and such judgement decree or order cannot be appealed; or

IMF Membership: Venezuela ceases to be a member of the IMF or ceases to be eligible to use the general resources of the IMF; or

Validity of Debt Securities Contested: The validity of the Debt Securities or the Fiscal Agency Agreement is contested by Venezuela, Banco Central, any legislative, executive or judicial body or official of Venezuela, or any official action taken by Venezuela renders any provision of the Debt Securities or the Fiscal Agency Agreement invalid or unenforceable; or

Expiration of Authority: Any authority required for Venezuela or Banco Central to perform Venezuela’s obligations under the Debt Securities or the Fiscal Agency Agreement that ceases to remain in full force or is modified so that it can be reasonably expected to adversely affect any rights or claims of the holders of Debt Securities.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding Debt Securities of the affected series may declare all the Debt Securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant Debt Securities will become immediately due and payable without the holder’s further action of any kind. Venezuela expressly waives any further required action. The fiscal agent will give notice of the declaration to Venezuela and the holders of Debt Securities. The holders of more than 50% of the aggregate outstanding principal amount of the relevant series of Debt Securities (or such other percentage required at a meeting held in the manner described below) may rescind a declaration of acceleration if Venezuela remedies the event or events of default giving rise to the declaration after the declaration is made. In order to rescind a declaration of acceleration in these circumstances, holders may do so by written consent delivered to Venezuela at the office of the fiscal agent.

Meetings and Amendments

General

Venezuela may call a meeting of the holders of Debt Securities of any series at any time. Venezuela will determine the time and place of the meeting. Venezuela will give the holders not less than 30 or more than 60 days’ prior notice of each meeting (except that, in the case of any meeting adjourned due to lack of a quorum, Venezuela will give not less than 10 or more than 60 days’ prior notice to reconvene the adjourned meeting). The notice of each meeting will state:

•	the time and the place of the meeting; and

•	in general terms, the action proposed to be taken at the meeting.

If an event of default relating to the Debt Securities of a series has occurred and is continuing, the fiscal agent will call a meeting of the holders of Debt Securities of a particular series if the holders of at least 10% in aggregate Outstanding principal amount of the Debt Securities of such series have delivered a written request to the fiscal agent setting forth the action they propose to take.

To be entitled to vote at any meeting, a person must be:

•	a holder of outstanding Debt Securities of the relevant series; or

•	a person duly appointed in writing as a proxy for a holder.

The persons entitled to vote more than 50% of the aggregate Outstanding principal amount of the Debt Securities of a series will constitute a quorum, except in the event of a meeting that has been adjourned for lack of a quorum and properly reconvened, in which case 35% of the aggregate Outstanding principal amount of the Debt Securities of the series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

Approval

The following description does not apply to any series of Debt Securities that has been designated Collective Action Securities. See “—Approval (Collective Action Securities)” below for a description of the corresponding terms and conditions applicable to Debt Securities that have been designated Collective Action Securities.

Venezuela and the fiscal agent may modify, amend or supplement the terms of Debt Securities of any series and the Fiscal Agency Agreement as it relates to those securities, or the holders may take any action provided by the Fiscal Agency Agreement or the terms of their Debt Securities with:

•	the approval of the holders of either a majority in aggregate Outstanding principal amount of the Debt Securities of that series or not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of that series that are represented at a meeting of holders, whichever is less; or

•	the written consent of the holders of not less than a majority in aggregate Outstanding principal amount of the Debt Securities of the relevant series.

However, each holder of a Debt Security of a particular series must consent to any amendment, modification or change that would:

•	change the due date for the payment of principal, any premium, or any interest on the Debt Securities;

•	reduce the principal amount of the Debt Securities;

•	reduce the portion of the principal amount of the Debt Securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Debt Securities or any premium payable upon redemption of the Debt Securities;

•	change the currency or place of payment of principal of or any premium or interest on the Debt Securities;

•	permit early redemption of the Debt Securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified;

•	reduce the percentage of principal amount of the holders of the Debt Securities whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities or to take any other action; or

•	change Venezuela’s obligation to pay additional amounts.

Approval (Collective Action Securities)

The following description applies only to series of Debt Securities that have been designated Collective Action Securities.

Venezuela and the fiscal agent may modify, amend or supplement the terms of Debt Securities of any series and the Fiscal Agency Agreement as it relates to those securities, or the holders may take any action provided by the Fiscal Agency Agreement or the terms of their Debt Securities with:

•	the affirmative vote, in person or by proxy, of the holders of not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of the relevant series.

However, without the consent or affirmative vote, in person or by proxy, of holders of at least 85% in aggregate Outstanding principal amount of the Debt Securities of a particular series, no amendment, modification or change may be made that would:

•	change the due date for the payment of principal, any premium, or any interest on the Debt Securities;

•	reduce the principal amount of the Debt Securities;

•	reduce the portion of the principal amount of the Debt Securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Debt Securities or any premium payable upon redemption of the Debt Securities;

•	change the currency or place of payment of principal of or any premium or interest on the Debt Securities;

•	permit early redemption of the Debt Securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified;

•	reduce the proportion of principal amount of the holders of the Debt Securities whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities or to take any other action;

•	change Venezuela’s obligation to pay additional amounts;

•	change the definition of “Outstanding” with respect to the Debt Securities;

•	change the governing law provision of the Debt Securities;

•	change the Republic’s appointment of an agent for service of process or its agreement not to claim and to waive irrevocably any immunity in respect of any actions or proceedings based on the Debt Securities;

•	change the ranking of the Debt Securities as described under the heading “—Nature of Obligation”; or

•	in connection with any offer to acquire Debt Securities in exchange for cash or new securities of the Republic or any of its political subdivisions or instrumentalities, change any event of default under the Debt Securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the Debt Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% of the aggregate principal amount of the Outstanding Debt Securities of that series) agree to the change.

For purposes of determining whether the required percentage of holders of the Debt Securities of a series is present at a meeting for quorum purposes or has approved any amendment, modification or change to, or waiver of, the Debt Securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the Debt Securities of a series, Debt Securities owned, directly or indirectly, by Venezuela or any public sector instrumentality of Venezuela will be disregarded and deemed not to be “Outstanding.” In determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only Debt Securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the federal government of Venezuela or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Venezuela or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Certain Amendments Not Requiring Holder Consent

Venezuela and the fiscal agent may, without the vote or consent of any holder of Debt Securities of a series, amend the Fiscal Agency Agreement or the Debt Securities of that series for the purpose of:

•	adding to Venezuela’s covenants for the benefit of the holders;

•	surrendering any of Venezuela’s rights or powers;

•	providing collateral for the Debt Securities;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or the Debt Securities; or

•	changing the terms and conditions of the Fiscal Agency Agreement or the Debt Securities in any manner which Venezuela and the fiscal agent may determine and which is not inconsistent with the Debt Securities and will not materially adversely affect the interests of the holders of the Debt Securities.

Collective Action Securities

The Republic may designate a particular series of Debt Securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” in this document, except that such Collective Action Securities will contain the provisions regarding amendments, modifications, changes and waivers described under the heading “—Meetings and Amendments— Approval (Collective Action Securities)” above instead of the provisions described under the heading “—Meetings and Amendments— Approval”.

Debt Record

Over the past 40 years, despite the debt crisis that prompted the restructuring of its commercial bank debt, Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly issued bonds and notes in the international capital markets.

Banco Central Undertaking

The description of the Banco Central Undertaking in this section is a summary and is not complete. Because it is only a summary, the description may not contain information that is important to you as a potential investor. Therefore, you should read the Banco Central Undertaking in making your decision on whether to invest in the Debt Securities. A form of the Banco Central Undertaking relating to the Debt Securities has been filed with the SEC and the fiscal agent.

Venezuela has irrevocably and unconditionally agreed that each payment to be made by Venezuela under the Debt Securities shall be effected through Banco Central under an agreement referred to as the Banco Central Undertaking. For that purpose, Venezuela has instructed Banco Central to:

•	execute and deliver an undertaking in favor of the fiscal agent, each paying agent and the holders of each series of Debt Securities; and

•	in accordance with the terms of that undertaking, remit U.S. dollars in the amount of each payment of principal and interest on the Debt Securities at the time and place designated for the Debt Securities.

In conjunction with the Banco Central Undertaking, Venezuela has irrevocably and unconditionally agreed to:

•	deposit at Banco Central the Bolívares required for each payment prior to the date such payment is required to be made; and

•	deliver in a timely fashion to Banco Central the authorizations necessary for it to effect the required conversions of Bolívares into U.S. dollars.

Venezuela has agreed that Venezuela’s deposit of funds with Banco Central shall not be deemed to constitute payment to any holder of such series of Debt Securities of any amount payable to such holder. The law of the State of New York will govern each Banco Central Undertaking.

Once Venezuela deposits with Banco Central the Bolívares required for a payment due under the Debt Securities and provides Banco Central with the authorizations necessary for it to convert the Bolívares into U.S. dollars, Banco Central will have a separate and independent obligation to remit U.S. dollars to the fiscal agent for payment to the holders of the Debt Securities. However, Banco Central is not required to convert Bolívares to U.S. dollars if by doing so Banco Central would breach its obligation under Article 113 of the law of Banco Central (Ley del Banco Central de Venezuela), as published in Official Gazette number 5,606 on October 18, 2002, to provide the foreign currency demanded by PDVSA to meet its needs for U.S. dollars in accordance with the foreign exchange budget prepared by PDVSA.

Banco Central has agreed that any legal proceeding against it or its properties, assets or revenues in connection with a Banco Central Undertaking may be brought exclusively in: the Supreme Court of the State of New York, County of New York; the United States District Court for the Southern District of New York; the High Court of Justice, England, the courts of Venezuela that sit in Caracas and, only in special circumstances described in the Banco Central Undertaking, in another court that has jurisdiction or is otherwise competent to hear and determine the legal proceeding. Banco Central has irrevocably waived any objection which it now has or may later acquire to the laying of venue in any of these courts and has also waived (to the extent it is permitted to do so by applicable law) any right to claim that any of these courts is an inconvenient forum.

Banco Central has agreed to waive and not claim any immunity from suit, from jurisdiction of the court and from any other legal or judicial process or remedy, to which Banco Central or its revenues, assets or properties are entitled, in any legal proceeding in one of the courts specified above with respect to a Banco Central Undertaking, including immunity from post-judgment attachment and execution (but not from pre-judgment attachment and except for certain processes and remedies more fully described in the Banco Central Undertaking).

Plan of Distribution

Venezuela may sell the Debt Securities through underwriters or dealers, directly to one or more purchasers or through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Venezuela from the sale;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own accounts and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The underwriting compensation under this shelf will not exceed 8%.

Venezuela may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discount or commission received by them from Venezuela and any profit realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The related prospectus supplements will identify any of these underwriters or agents and will describe any compensation received from Venezuela.

Venezuela may also sell the securities directly to the public or through agents designated by Venezuela from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Venezuela may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a best efforts basis for the period of its appointment.

Venezuela may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Venezuela under delayed delivery contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Venezuela may offer the securities of any series to present holders of Venezuela’s other outstanding securities as consideration for the purchase or exchange by Venezuela of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Venezuela may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Venezuela in the ordinary course of business.

Legal Matters

The validity of the securities of each series will be passed upon by Ramos, Ferreira y Vera, S.C., A.P. 1297-Carmelitas, Caracas, 1010-A, Venezuela, the Republic’s Venezuelan counsel, and by Arnold & Porter LLP, 399 Park Avenue, New York, New York 10022, the Republic’s United States counsel. The validity of the securities of each series will be passed upon on behalf of any agents or underwriters by counsel named in the applicable prospectus supplement.

As to all matters of Venezuelan law, Arnold & Porter LLP will assume and may rely on the correctness of the opinion of Ramos, Ferreira y Vera, S.C. As to all matters of United States law, Ramos, Ferreira y Vera, S.C. will assume the correctness of the opinion of Arnold & Porter LLP.

Authorized Representative

The authorized representative of Venezuela in the United States is Bernardo Alvarez Herrera, the Ambassador of the Bolivarian Republic of Venezuela to the United States, Embassy of Venezuela, 1099 30th Street, N.W., Washington, D.C. 20007.

BOLIVARIAN REPUBLIC OF VENEZUELA

Ministerio de Finanzas de la República Bolivariana de Venezuela
Oficina Nacional de Crédito Público
Avenida Urdaneta
Edificio del Ministerio de Finanzas
Caracas, Venezuela

DEALER MANAGERS

Barclays Capital Inc. 200 Park Avenue, 5th Floor New York, New York 10166 United States of America	Merrill Lynch & Co. 4 World Financial Center New York, New York 10080 United States of America

EXCHANGE AGENT	LUXEMBOURG EXCHANGE AGENT

JPMorgan Chase Bank London Branch Trinity Tower 9 Thomas More Street, Floor 7 London, E1W 1YT	J.P. Morgan Bank Luxembourg S.A. 5 rue Plaetis L-2338 Luxembourg

LEGAL ADVISORS TO THE REPUBLIC

As to United States Law	As to Venezuelan Law

Arnold & Porter LLP 399 Park Avenue New York, New York 10022 United States of America	Ramos, Ferreira y Vera, S.C. Edifico Torreon, Piso 11 Avenida Veracruz Urb. Las Mercedes Caracas, Venezuela

LEGAL ADVISORS TO THE DEALER MANAGERS

As to United States Law	As to Venezuelan Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States of America	d’Empaire, Reyna, Bermudez Abogados Edificio Bancaracas, PH Plaza La Castellana Caracas, Venezuela

FISCAL AGENT AND PAYING AGENT	LUXEMBOURG PAYING AND TRANSFER AGENT

JPMorgan Chase Bank 4 New York Plaza, 15th Floor New York, New York 10004 United States of America	J.P. Morgan Bank Luxembourg S.A. 5 rue Plaetis L-2338 Luxembourg

LUXEMBOURG LISTING AGENT
Dexia Banque Internationale Luxembourg S.A.
69, route d’Esch
L-2953 Luxembourg